Exhibit 99.4

Management’s Discussion and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 19, 2009, should be read in conjunction with our unaudited consolidated financial statements for the year ended December 31, 2008. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 77.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Index

26	Core Business, Enterprise Strategy and Our Ability to Deliver Results

Provides an overview of Barrick and outlines our core business, critical success factors, key performance indicators for our business, our performance in relation to our 2008 strategic objectives, our 2009 strategic objectives, and our key strengths and competencies.

31	Market Overview and 2008 Financial and Operational Results

Provides a review of the overall market trends within the industry, reviews Barrick’s consolidated financial performance, including significant factors affecting income and cash flow. It also includes a review of our regional operating performance in 2008 along with an update on key projects.

31 Market Overview
36 Financial Overview 39 Operational Overview 40 Reserves 41 Key Business Transactions 41 Operating Segments Review

47	Review of Significant Operating Expenses
Provides analytics for variances for our significant operating expenditures.

50	Financial Outlook
Provides our 2009 forecast for key financial and operational performance measures, significant underlying assumptions, and economic sensitivities for some of these key assumptions.

52	Review of Quarterly Result

Provides a review of our consolidated financial performance in the fourth quarter, summarizes our results on a quarter by quarter basis, and includes an analysis of key factors impacting quarter to quarter performance.

53	Financial Condition Review

Reviews our cash flow, balance sheet, credit rating and our approach to managing our capital position and capital resources to support our business objectives. It also discusses our contractual obligations, off balance sheet arrangements and financial instruments as at the end of 2008.

62

Critical Accounting Policies and Estimates

Summarizes key changes in accounting policies in 2008 and for future periods, analyzes critical accounting estimates, our internal controls over financial reporting, disclosure controls and procedures, and information on our conversion to IFRS.

72	Non-GAAP Financial Measures

Includes descriptions of the various non-GAAP financial performance measures used by management, the reasons for their usage and a tabular reconciliation of these measures to the closest equivalent US GAAP measure.

77	Glossary of Technical Terms
Explanation of terminology used in our MD&A that is unique to the mining industry.

Changes in Definitions of Non-GAAP Measures

We use certain non-GAAP financial measures in our MD&A. In this MD&A, we have changed the definition of “adjusted net income”, “total cash costs”, “EBITDA”, “realized price” and “cash margin”. For a description of the change in the definition of (a) adjusted net income, please see pages 72 and 73, (b) total cash costs, please see pages 38 and 73 to 74, (c) EBITDA, please see page 75, (d) realized price, please see pages 75 to 76, and (e) cash margin, please see page 76. For a detailed discussion of each of the non-GAAP measures used in our MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 72 of our MD&A.

Core Business, Enterprise Strategy and our Ability to Deliver Results

Our Vision

To be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

Our Business

Governed by our five core values; behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results, we have become the world’s preeminent gold mining company. Our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts with various third parties.

Our Strategy

To increase total returns for our shareholders, we aim to increase earnings and operating cash flow and to provide leverage to gold prices through annual gold production and growing our reserve/resource base through a combination of organic growth, driven by new mineral reserve discoveries and the development of new projects, and also through acquisitions. Our profitability is largely dependent upon the volume of gold and copper production, realized prices of gold and copper and production costs. As gold prices have risen in recent years, we have been able to realize higher cash margins per ounce through containment of production costs. Although gold production has seen a declining trend in the past three years, we intend to increase production levels through the development of new mines and also through acquisitions.

Building new mines is key to our long term goal of increasing profitability and building shareholder value. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time by ensuring that we have an inventory of projects combined with effective management of current operating mines.

The projects in our inventory are at various stages of development, ranging from scoping to feasibility to construction. Three projects are at an advanced stage, namely Buzwagi, Cortez Hills and Pueblo Viejo. We are confident that we have the managerial team and resources to successfully bring these advanced projects into production. These projects will require substantial upfront capital that we expect to fund from a combination of future operating cash flow and new financings. We expect that these three new mines will operate at lower average total cash costs than the average total cash costs of our current portfolio of operating mines. We also expect these new mines will report higher amortization than our current portfolio, reflecting the high capital cost of building new mines in today’s economic environment. The other projects in our inventory include both gold and non-gold projects at various stages of feasibility. In light of today’s low price environment for other metals, our primary focus is on projects with a significant gold component. A decision to proceed with other projects will depend upon numerous factors, but particularly the expected economic returns on the project and the cost and availability of financing.

Acquisitions have always been an integral part of our growth strategy. In 2006, we acquired Placer Dome Inc., one of the world’s largest gold mining companies. In 2007, we continued to expand our projects through the acquisition of a 51% interest in the Cerro Casale copper-gold deposit in Chile, and a package of exploration licenses in Papua New Guinea from Highlands Pacific. We also increased our interest in the Porgera mine from 75% to 95%. In 2008, we increased our ownership in the Cortez mine and Cortez Hills project from 60% to 100%.

Key Strategic Performance

In 2008, our strategic targets focused on share price performance, creating a high performance organization, responsible mining, advancing our inventory of projects and meeting our financial and operating targets with a focus on core areas such as production, cost control, and increasing reserves. Our successes in each of these areas have laid the foundation for our 2009 key areas of focus: share price performance, growth, financial strength and flexibility, operational excellence, respect for our people, ensuring our license to operate and continuing to build and maintain a high performance organization.

Strategic Performance and 2009 Stategic Objectives

2008 Strategic Objectives	Performance	Key 2009 Strategic Objectives

Operational Excellence

•        Meet guidance for production and total cash costs

•        Excellent financial management in areas of financial risk management, financial reporting, cost control and investor communications

Growth

•        Continue to focus on exploration to find new gold reserves and resources

•        Expanding the role of R&D to add value to our existing operations

•       Targeted acquisitions to strengthen operational base

Capital Management and Projects

•       Effective capital allocation through prioritization and sequencing of projects

•        Projects built on-time and on-budget

•        Address long-term energy needs and explore alternative energy projects

•        Met guidance for gold production and met revised total cash cost guidance

•        Continued our emphasis on cost controls, supply security and supplier development

•        Increased gold reserves by 11% to 138.5 million ounces and increased gold resources by 29% to 65.0 million ounces

•        Moving into the execution phase of our internet based “Unlock the Value” program which is aimed at enhancing the recovery of the silver content of our Veladero deposit located in Argentina

•        Acquired additional 40% of Cortez to consolidate 100% interest

•       Buzwagi construction on schedule and within budget with production expected in mid-2009.

•        Cortez Hills regulatory approval obtained to allow commencement of construction and pre-stripping

•        Pueblo Viejo construction activity commenced

•        Acquired Barrick Energy as part of a long term strategy to contain the cost of oil consumption

Operational Excellence

•        Meet or improve upon operational guidance

•        Intense focus on capital efficiency and allocation of capital

•        Deliver projects on time and on budget

•        Manage financial and commodity exposures

Growth

•       Focus on reserve/resource growth through a combination of new discoveries and acquisitions

Enhance Financial Strength and Flexibility

•       Maintain investment grade credit ratings

•       Ensure credibility with shareholders by delivering on guidance and providing high-quality continuous communication

•       Ensure access to capital markets

High Performance Organization

•        Strengthen leadership through sustained training and support for our people

•        Continue building culture focused on our values, innovation and open communication

•        Enhanced people management to be the employer of choice by attracting, motivating and retaining top people in competitive markets

•        Support the business by developing robust infrastructure, standardizing and streamlining business processes

•        Continued Business Process Improvement program and implementation of standardized technology solutions and business processes across the company

•        Developed and implemented Compass, a set of learning and development programs for early stage professionals, in each of our technical mining disciplines

High Performance Organization • Maintain entrepreneurial culture • Enhance employee ownership and accountability • Reward and recognize bold leadership • Focus and simplify work practices

Responsible Mining

•        Effective community and government relations that work to strengthen relationships with the communities around our operations

•        Environmental leadership on climate change, water management, energy management and International Cyanide Management Code implementation

Innovation

•       Focus on innovation, through R&D efforts, to increase recovery, improve ore characterization, reduce energy equirements and improve plant design

•        Using technology as an enabler to develop strategy, increase automation and remote management at our mines

•       Improved our safety record with fewer lost-time and total incidents

•       Over 20,000 people trained in Courageous Safety and Leadership to date

•       A Community Relations Leadership Team was established and played a key role in the development of a strategy to strengthen relationships with communities around our operations

•       We established a climate change policy and program during the year and have completed the company’s first carbon profile and are engaged in a risk assessment to guide our efforts in the future.

•       Voluntary application of the International Cyanide Management Code, which establishes strict guidelines for the safe management of cyanide in mining. Fourteen Barrick mines have been formally certified under the Code, with a further five mines on track for certification in 2009

Respect our People

•       “Every person going home safe and healthy every day”

•       Personal development and career advancement of our employees

•       Continuously recognize the achievements of our people

Ensure License to Operate

•      Welcomed partner of communities and government

•       Effective environmental stewardship

•       Compliance with regulatory standards

Capability to Execute our Strategy

Our capability to execute our financial and operational strategy comes from the strength of our experienced management team, skilled workforce and organizational structure, a strong inventory of projects that facilitates the long-term sustainability of our business, our strong research and development group, our strong financial position and our commitment to achieving high standards in terms of environmental, health and safety performance.

Experienced Management Team, Skilled Workforce and Organizational Structure

We have an experienced management team with a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core business strategies.

We manage our business using a regional business unit (“RBU”) structure. We have four RBUs, each of which is led by its own Regional President: North America, South America, Australia Pacific, and Africa. Each RBU operates as a standalone business unit with a range of functional groups. Since their inception, the RBUs have added value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites presents some challenges in maintaining a well-trained and skilled workforce. As a result, we continue to focus on training and development for key members of our senior mine management, technical professionals and frontline workers through our talent management processes and enhanced distance learning programs and e-learning technologies. We have also expanded our technical training and development programs to include all of our technical mining disciplines (mining, metallurgy, maintenance and geology). This program is now improving the technical and leadership skills of over 300 professionals.

In addition, we have a Continuous Improvement (“CI”) group that is focused on improving operational excellence. An ongoing focus for the CI group continues to be the identification of cost reduction opportunities, through process improvements, better utilization of plant and equipment and metallurgical recovery improvements to increase production rates and lower costs.

Advanced Exploration and Project Development

Our inventory of advanced exploration targets and development projects represents an important component of our long-term strategy of growing our reserves and resources. Our exploration is focused on prospective land positions and we prioritize exploration targets to optimize the investment in our exploration programs. An economic discovery is no longer a guarantee of a new mine, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. As a result of these factors, the timeline and cost of developing projects has increased significantly. In 2008, we formed a dedicated Capital Projects group to focus on managing large projects and building new mines. This specialized group manages all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations is handed over to the RBUs.

Research and Development

Our research and development (“R&D”) group is supported by an in-house Technology Center located in Vancouver, and supports both operations and projects. In 2009, we are moving into the execution phase of our internet-based “Unlock the Value” program which is aimed at enhancing the recovery of the silver content of our Veladero deposit located in Argentina. The silver recovery program for the Pueblo Viejo project also has increased expected recoveries significantly from the former Placer Dome feasibility work.

Financial Strength

The current global economic crisis has underlined the importance of maintaining adequate levels of liquidity and a strong balance sheet. We actively manage our liquidity by focusing on maintaining and growing operating cash flow, effective capital allocation and prioritization of capital projects, and putting in place financing, when appropriate, for our capital needs.

Environmental, Health and Safety

Safeguarding the environment is critical to our social license to operate. In mining, water and energy conservation are also a critical part of the environmental equation. Our new Global Water Conservation Standard has been finalized and is now being implemented as a company-wide priority. All 27 Barrick mines have conducted energy self-assessments and are working toward greater energy efficiency and conservation.

Our Environmental Management System continues to garner recognition. Most recently, our Ruby Hill mine in Nevada won the prestigious federal Bureau of Land Management award for its environmental management and concurrent reclamation practices. In Argentina, a pioneering wetlands rehabilitation program near our Veladero mine was recognized internationally by the industry association OLAMI (Organizacion Latinoamericana de Minería).

We also announced a $30 million expansion of the Punta Colorado wind farm project near Pascua-Lama in Chile, increasing our investment to $70 million and generating capacity from 20 to 36 megawatts. This brings the company’s total investment in renewable energy projects to $98 million to date, including a high altitude wind turbine near our Veladero mine in Argentina and solar power in Nevada. In 2008, we also became the first mining company to join the International Leadership Council of the Nature Conservancy, the world’s largest conservation organization.

We believe that the health and safety of our workers is fundamental to our business. Our vision is: “Every person going home safe and healthy every day”. We are committed to the identification, elimination or control of workplace hazards for the protection of ourselves and others. Our long-term goal is to be a zero incident company.

For us to succeed in fulfilling this goal, we are working to:

•        Provide the expertise and resources needed to maintain safe and healthy working environments

•        Establish clearly defined safety and occupational health programs and measure safety and health performance, making improvements as warranted

•        Operate in accordance with recognized industry standards, while complying with applicable regulations

•        Investigate the causes of accidents and incidents and develop effective preventative and remedial action

•        Train employees to carry out their jobs safely and productively

•        Maintain a high degree of emergency preparedness.

•        Require that vendors and contractors comply with our applicable safety and health standards.

Market Overview and 2008 Financial and Operational Results

Market Overview

In 2008, the global economy experienced a tumultuous year, as many commodity prices and stock market indices reached all-time highs. Gold reached an all-time high of $1,032 per ounce in 2008, and copper reached a high of $4.06 per pound in 2008. Commodity prices declined precipitously during the latter half of the year as global credit markets seized up, investor confidence plummeted and many economies entered recession. The decrease in bank liquidity and the resulting credit crisis led to some high profile bank failures and other near failures. These developments had a pervasive impact on virtually all industries through the devaluation of global equities and commodities; increased volatility in global equities, commodities, foreign exchange and precious metals markets; deterioration in the credit ratings of a number of large financial institutions; decreases in market liquidity and unwinding of levered trades by hedge funds; intervention by governments and central banks in the marketplace; and a general slowdown in global economic activity. Although gold prices retreated to a low of $682 per ounce in 2008, market prices have since increased as investors have looked to gold as a safe haven, with recent prices in the range of $950 to $975 per ounce. These developments have had, and we expect will continue to have, a significant impact on our business. In particular:

•        Volatility in gold prices leads to volatility in our revenues, earnings and cash flow.

•        Lower copper prices impact the revenues and cash flow generated by our copper production and the potential returns on projects containing significant quantities of copper such as Cerro Casale and Reko Diq. Our copper hedge position largely economically protects us from lower copper prices in 2009, but beyond 2009 we are dependent on market copper prices.

•        Lower energy prices, commodity and consumables prices and currency exchange rates should benefit our production costs in the medium to long term. In the short term, our currency and energy hedge positions will result in higher prices than current market rates, delaying the realization of benefits to production costs.

•        Lower silver, platinum group metals, nickel and copper prices would impact the economics of capital projects containing significant quantities of these metals, such as Pascua-Lama, Sedibelo, Fedorova, Kabanga, Cerro Casale and Reko Diq.

•        The global credit/liquidity crisis is impacting the cost and availability of new financing.

In response to these conditions we have taken a number of actions, including:

•        A critical review of spending to contain costs;

•        An extensive review of sustaining capital expenditures to prioritize allocations of capital; and

•        Focusing on advancing our near term gold projects (Buzwagi, Cortez Hills and Pueblo Viejo) to optimize returns and cash flow.

Although current economic and credit conditions create many challenges and risks, a continuation of the trend of higher gold prices, if gold maintains its appeal as a safe haven, could enable us to increase cash margins from gold sales and operating cash flow from our current portfolio of operating mines. At the same time there is risk that a decline in gold prices could also occur.

Mineral Markets

Gold

The market price of gold is one of the most significant factors in determining the profitability of Barrick’s operations(1). The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility increased significantly compared to 2007, and the price ranged from $682 to $1,032 per ounce in 2008, with an average market price of $872 per ounce. Gold strongly outperformed all other major commodities in 2008 as it benefited from safe-haven flows during the financial crisis. However, safe-haven flows were subsequently outweighed by US dollar strengthening and a general deleveraging of balance sheets across the globe, which resulted in gold trading as low as $682 per ounce in November, after reaching over $1,000 per

(1)          Refer to our financial outlook section in this MD&A for an illustration of the sensitivity of our revenues to movements in the gold price.

ounce in March. By year end, gold was trading at $870 per ounce due to less speculative selling and strong investment demand from Exchange Traded Funds (“ETFs”) and coin sales.

We believe that the uncertainty in the global financial markets, the amount of monetary stimulus being injected into the global economy, possible inflationary pressures in the medium term from an exceptionally low interest rate environment, the possibility of currency revaluations, including US dollar depreciation, and a sharp increase in government spending in response to the financial crisis are all supportive of higher gold prices in 2009 if such trends continue.

We believe the outlook for mine production from all gold mining companies over the next 5 to 10 years, which currently represents over 60% of total global supply, is one of gradual decline. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing delays and impediments in bringing projects – especially large-scale projects – to the production stage; inflationary pressures on capital costs which have subsequently eased, but have been replaced by global financing conditions that constrain the ability of mining companies to finance projects; a lack of global exploration success in recent years; and a dearth of new, promising regions for gold exploration and production. A decrease in global industry production increases the potential for increases in the sustainable long term gold price.

Copper

London Metals Exchange (“LME”) copper prices traded in a range of $1.28 to $4.06 per pound in 2008, and averaged $3.15 per pound for the year. Our realized price of $3.39 in 2008 exceeded LME spot prices due to the impact of our copper hedging program. In 2008, copper prices reached all-time highs before suffering large declines through the end of 2008, due to the global economic slowdown. Future copper prices should be influenced by demand from Asia, global economic performance and production levels of mines and smelters. Our 2009 copper production is economically protected from declines in LME spot prices through the use of forwards and collars. At spot prices between $1.57 and $2.01 per pound we expect to realize an average minimum price of $3.03 per pound. On approximately half of our production we are exposed to a decline in market prices below $1.57 per pound and have upside participation above $2.01 per pound through buying calls that allowed us to lock in gains from $3.03 to $2.01 per pound and selling puts to finance these calls.

Currency Exchange Rates

The results of our mining operations outside the United States, particularly our mine operating costs, are affected by currency exchange rates. The largest single exposure we have is to the Australian dollar. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs; and the Papua New Guinea kina, Peruvian sol, Chilean peso and Argen-tinean peso through mine operating costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection we have put in place through our currency hedging program. In 2008, the Canadian dollar traded in a wide range of $0.77 to $1.03 and closed at $0.81 due to volatility in the global economy and weaker energy and commodity prices. The Australian dollar experienced high volatility as well, trading in a range of $0.60 to $0.98 and closed at $0.70, due in part to decreasing interest rate differentials and the impact of the global economic slowdown and weaker commodity prices.

About 60-65% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2008 – $106 million; 2007 – $166 million; and 2006 – $84 million. These gains are recorded within our operating costs. We have also recorded hedge gains as an offset to corporate administration costs as follows: 2008 – $11 million; 2007 – $19 million; and 2006 – $14 million.

For 2009, our average Australian and Canadian dollar hedge rates exceed the current market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. We are approximately 95% hedged in 2009 for expected Australian and Canadian operating expenditures at rates of 0.76 and 0.94, respectively. In addition, we have hedged 90% of our expected 2010 Australian operating expenditures at a rate of $0.80. Assuming market exchange rates remain at the December 31st levels of $0.70 and $0.82, we expect to record opportunity losses of approximately $135 million in 2009 (about $14 per ounce on total 2009 production), or approximately $100 million for the Australian dollar and approximately $35 million for the Canadian dollar, which will primarily impact our administration costs. Further information on our currency hedge positions is included in note 20 to the Financial Statements.

Fuel

We consume on average about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand decreasing towards the end of 2008 on fears of a global slowdown in economic activity, oil prices decreased from a record high of $147 per barrel in third quarter 2008 to close at $45 per barrel at the end of the year.

Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy combining the use of futures contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have futures contracts in place totaling 5.1 million barrels, which represents about 62% of our total estimated direct consumption in 2009 and 21% of our total estimated direct consumption over the following four years. Those contracts are primarily designated for our Nevada-based mines, and have an average price of $91 per barrel. In 2008, we realized benefits in the form of fuel hedge gains on those contracts totaling $33 million (2007: $29 million; 2006: $16 million), when contract prices were compared to market prices. At a price of $42 per barrel, we expect to realize opportunity losses of approximately $100 million in 2009 from our financial contracts. In 2009, we expect Barrick Energy to produce about 1.4 million barrels of oil equivalent at a cash cost of about $29 per barrel. The combination of our financial contracts and expected Barrick Energy production provide us with an economic hedge of 3.5 million barrels for 2009 at an average cost of $69 per barrel.

Cost Pressures

Beyond fuel, the mining industry has also experienced high volatility in the prices of many of its other commodities and consumables used in the production of gold and copper.

In the case of sulfuric acid, we experienced a period of high market prices and supply shortages which have had a significant impact on production costs and disrupted production levels, particularly at our Zaldívar copper mine. We have now secured the supply and price of substantially all of our sulfuric acid needs for 2009 and over half of the supply expected to be required for 2010 and 2011 through firmly committed contracts, which should reduce the risk of future supply shortages and exposure to fluctuating prices.

Electricity prices fell from the highs experienced in third quarter 2008 primarily due to the decrease in the prices of diesel, coal, propane and natural gas, which are used for power generation. We continue to pursue alternative strategies to reduce our energy cost exposure, such as the operation of our natural gas-fired electricity plant to power our Nevada-based mines and its adjacent solar farm, our wind farm in Chile and our high-altitude wind turbine in Argentina.

The trend to lower prices for commodities and other consumables seen in the latter half of 2008 is expected to provide some eventual relief from the extraordinary rate of cost escalation the industry has witnessed over the last few years if prices remain at these lower levels. However, these lower prices will not significantly benefit our operating costs in 2009 due to the impact of existing inventory supplies, committed purchase contracts and commodity hedge contracts.

In addition to the volatile environment for operating expenses, we are also subject to fluctuations in certain commodity prices with respect to our capital projects. In particular, the cost of structured steel is a significant proportion of our pre-production capital costs at our development projects. Steel prices have been volatile since February 2008, when steel billet contracts first began trading on the LME. From the introduction of the January 2008 Mediterranean Steel Futures contract on the LME to the end of 2008, prices traded in a $1,110 per tonne range ($255 to $1,265 per tonne), closing the year at $368 per tonne. The fluctuations in the price of steel are a result of broad volatility in commodity prices.

US Dollar Interest Rates

As a result of the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced short-term US dollar interest rates in 2008. Commercial credit spreads have widened, largely in response to the global re-pricing of credit. Rising credit spreads would increase our costs of new financing if this environment persists. In 2009, we expect that short-term rates will remain approximately at present levels followed by incremental increases to the short-term rate once economic conditions and credit markets normalize.

Our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($0.3 billion at the end of the year), interest receipts on Barrick’s cash balances ($1.4 billion at the end of the year) and the valuation and forward prices of our Project Gold Sales Contracts. At present, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in short-term interest rates, due to the fact that the majority of our interest costs incurred are capitalized within property, plant and equipment. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

Financial Overview

Summary of Key Financial Results

($ millions, except per share data in dollars)
For the years ended December 31	2008	2007	2006
Revenues	$7,913	$6,332	$5,630
Net income	785	1,119	1,506
Per share(1)	0.90	1.29	1.79
Net income	785	1,119	1,506
Impairment charges related to goodwill, property, plant and equipment, and investments	899	59	17
(Gains)/losses on the disposition of long-lived assets	(178)	(59)	(301)
Foreign currency translation (gains)/losses	135	(73)	(7)
Unrealized (gains)/losses on non-hedge derivative instruments	20	(10)	15
Adjusted net income(2)	1,661	1,036	1,230
Per share(1)	1.90	1.19	1.46
EBITDA(3)	2,347	2,436	2,605
Operating cash flow	2,206	1,732	2,122
Sustaining capital expenditures(4)	742	679	720
Project capital expenditures(4)	739	243	258
Total assets	24,161	21,951	21,510
Total liabilities	8,702	6,613	7,255
Dividends declared	$349	$261	$191

(1)	Calculated using weighted average number of shares outstanding under the basic method.
(2)	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 72 of this MD&A.
(3)	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 75 of this MD&A.
(4)

Amount presented is on a cash basis and reflects our equity share of capital expenditures on our advanced projects. For a detailed reconciliation and further discussion, please see page 57 of this MD&A.

In 2008, net income decreased by $334 million, or 30% to a total of $785 million. EBITDA of $2,347 million was slightly lower than the $2,436 million recorded in the prior year. These decreases primarily relate to impairment charges related to goodwill and long-lived assets of $749 million and investments of $205 million. The goodwill and long-lived asset impairments were mainly due to: higher discount factors and lower valuation multiples reflecting present equity market conditions; lower copper price assumptions, which resulted in a significant reduction in production levels and remaining economic life at our Osborne copper mine; a significant decline in the oil price since the acquisition date of Barrick Energy; and the expected closure of the Henty mine on exhausting reserves in 2009. Investment impairment charges are primarily attributable to the write-down of our investment in Highland Gold due to the significant decrease in equity values of companies with significant exposure to the Russian market.

Impairment Charges Related to Goodwill, Property, Plant and Equipment, and Investments

($ millions)
For the years ended December 31	2008	2007	2006
Kanowna	$272	$—	$—
North Mara	218	—	—
Investment in Highland Gold	120	—	—
Osborne	104	—	—
Barrick Energy	88	—	—
Henty	30	—	—
Asset-Backed Commercial Paper	28	14	—
Golden Sunlight	—	35	—
Eskay Creek	—	7	—
Other	39	3	17
Total (net of tax)	$899	$59	$17

Various other factors affected both net income and adjusted net income. The following chart illustrates those factors in the context of adjusted net income.

In 2008, we amended our definition of adjusted net income to exclude from this measure the impact of: impairment charges related to goodwill, property, plant and equipment, and investments; gains/losses on the disposition of long-lived assets; foreign currency translation gains/losses; and unrealized gains/losses on non-hedge derivative contracts. Previously, our adjusted net income was defined as net income excluding the impact of deliveries into our Corporate Gold Sales Contracts. Management believes that highlighting the impact of these adjustments provides investors and analysts with a better understanding of our underlying operating results. In addition, management uses this measure to prepare its internal budgets, forecasts and public guidance. Consequently, for these reasons, management believes that the inclusion of this financial measure provides useful information that, when used in conjunction with net income computed in accordance with US GAAP, provides investors and analysts with a better understanding of our performance for the period and our future prospects. Adjusted net income is a non-GAAP financial measure. For a full definition and reconciliation, refer to page 72 of this MD&A.

Operating cash flow increased $474 million from the prior year to a total of $2,206 million. The increase in operating cash flow reflects higher realized gold prices partly offset by higher total cash costs, lower gold sales volumes and higher inventory and working capital balances. Sustaining capital expenditures were $742 million, slightly higher than the prior year. Our share of project capital expenditures was $739 million, compared to $243 million in 2007, reflecting an increase in activity at the Cortez Hills, Pueblo Viejo and Buzwagi projects.

Summary of Key Operational Statistics

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2008	2007	2006	2008	2007	2006
Production (000s ounces/millions pounds)(1)	7,657	8,060	8,643	370	402	367
Reserves (millions of contained ounces/billions of contained pounds)(2)	138.5	124.6	123.1	10.0	6.2	6.0
Sales
000s ounces/millions pounds	7,595	8,055	8,390	367	401	376
$ millions	$6,656	$5,027	$4,493	$1,228	$1,305	$1,137
Market price	872	695	604	3.15	3.23	3.05
Realized price(3)	870	619	543	3.39	3.22	3.06
Cost of sales ($ millions)	3,426	2,805	2,319	436	339	391
Total cash costs(4)	$443	$345	$280	$1.19	$0.82	$0.78

(1)	Gold production and total cash cost per ounce/per pound statistics reflect our equity share of production.
(2)

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material and approximately 600 thousand ounces of reserves for Pueblo Viejo (Barrick’s 60% interest) are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 141 to 148.

(3)	Realized price is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 75 of this MD&A.
(4)

Total cash costs per ounce/pound is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 73 of this MD&A.

Total revenues of $7.9 billion were up $1.6 billion or 25% compared to the prior year, primarily due to higher realized gold and copper prices, which was partially offset by a decrease in sales volumes. Realized gold prices of $870 per ounce in 2008 were 41% higher than in 2007, principally due to higher market gold prices. Realized gold prices in 2007 reflect a reduction of $636 million (2006: $367 million), or $76 per ounce (2006: $44 per ounce), due to the voluntary delivery of 2.5 million ounces (2006: 1.2 million ounces) into our Corporate Gold Sales Contracts at average prices below the prevailing spot price.

Realized copper prices in 2008 were 5% higher than in 2007, with variability quarter to quarter reflecting the variability of market prices throughout the year, and the impact of our copper hedge positions in fourth quarter 2008. Current spot prices are significantly lower than 2008 realized prices. However, due to our hedge positions, we are largely economically protected from the decline in spot prices in 2009. In 2010, we are fully exposed to copper market prices.

In 2008, cost of sales attributable to gold increased by $621 million, or 22% compared to the prior year. On a total cash costs(1) per ounce basis, costs were up $98 per ounce, or 28% compared to the prior year. Cost of sales and total cash costs were impacted by increased amounts of waste mining at certain of our operations; inflationary pressures for input costs such as labor, oil, electricity and commodities and other consumables; increases in royalties and production taxes, and lower by-product credits and other gold price linked costs. In addition, total cash costs were impacted by lower average head grades.

Cost of sales attributable to copper increased by $97 million, or 29% compared to the prior year. Total cash costs per pound increased by $0.37, or 45% compared to the prior year. The increase in cost of sales attributable to copper and total cash costs per pound was primarily attributable to a significant increase in sulfuric acid prices and higher electricity prices resulting from a new higher-cost power contract at Zaldívar. The increases also reflect inflationary pressures on labor and other consumables and currency exchange impacts.

In 2008, we amended our definition of total cash costs to exclude the impact of unrealized non-hedge gains/losses on derivative contracts and to include the economic impact of our Barrick Energy unit. These changes are consistent with how management prepares its budget, forecasts and public guidance for total cash costs. In addition, many other gold companies present their total cash costs metric in this manner. Consequently, management believes that the changes to the calculation of total cash costs in 2008 provides investors and analysts with more accurate information on our underlying cash costs of production in the periods presented and is more comparable to the measure of total cash costs presented by other gold mining companies.

We produce an insignificant amount of non-gold metals in conjunction with the production of gold at certain of our operating mines, and in particular, copper is contained within the ore concentrate produced at our Bulyanhulu mine. The net economic effect of these non-gold metals is recorded within cost of sales as a by-product credit. In 2008, we recorded by-product credits of $6 million (2007: $15 million).

Some gold producers report a measure of total cash costs per ounce that reflects the net contribution from all non-gold revenue streams as a by-product credit of producing gold. We have provided a measure of total cash costs per ounce on this basis, whether or not these non-gold metals are produced in conjunction with gold, in order to enable investors to better understand our performance in comparison to those other gold producers. Total cash costs on a full credit for non-gold sales basis(2) were $337 per ounce compared to $228 in the prior year.

Cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and total cash costs on our ability to generate earnings and operating cash flow.(3) Cash margins per ounce increased in 2008 as the rise in gold prices outpaced rising total cash costs.

(1)

Total cash costs is a financial performance measure with no standardized meaning under US GAAP. For a full definition of total cash costs and a reconciliation to cost of sales, refer to page 73 of this MD&A.

(2)

Total gold cash costs per ounce — full credit for non-gold sales is a financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation of this measure, please see page 73 of this MD&A.

(3)

Cash margins per ounce, is a non-GAAP measure used by management to assess the ability of our gold operations to generate operating cash flow and analyze profitability trends. It has no standardized meaning under US GAAP. For a full definition and calculation, please refer to page 76 of this MD&A. Assuming an average spot gold price in 2009 of $850, we expect to realize cash margins of about $375 to $400 per ounce.

(1)	2007 cash margins reflect a $76 per ounce (2006: $44 per ounce) impact from our voluntary deliveries into our Corporate Gold Sales Contracts.
(2)	Assuming an average market gold price of $850 per ounce in 2009.

Operational Overview

For the years ended
December 31	2008	2007	% Change	2006
Gold
Tons mined (millions)	680	653	4%	600
Ore tons processed (millions)	191	172	11%	157
Average grade (ozs/ton)	0.047	0.055	(15)%	0.067
Recovery rate	84.4%	84.7%	(1)%	82.3%
Gold produced (000s/oz)	7,657	8,060	(5)%	8,643
Copper
Tons mined (millions)	83,221	89,607	(7)%	92,342
Ore tons processed (millions)	43,813	39,016	12%	28,166
Average grade (percent)	0.6	0.7	(14)%	0.10
Copper produced (millions/lbs)	370	402	(8)%	367

Production

Gold production in 2008 was 403 thousand ounces or 5% lower than in 2007, reflecting lower production in Africa, Australia and North America, partially offset by higher production in South America. Copper production was 8% lower than the prior year period due to lower production from both Zaldívar and Osborne in 2008.

Tons Mined and Tons Processed – Gold

Total tons mined and tons processed increased by 4% and 11%, respectively, compared to 2007. The higher tons mined was mainly due to the increased waste stripping activity at Cowal following the East Wall slip and the acquisition of the additional 40% interest in Cortez. Higher tons processed resulted from increased material placed on the leach pad at Veladero and the impact of the acquisition of an additional 40% of Cortez in early 2008.

(1)	All amounts presented are based on equity production.

Average Mill Head Grades – Gold

Average mill head grades decreased by approximately 15% in 2008 compared to the prior year, primarily due to mine sequencing that resulted in lower ore grades at certain mines. We were mining below our average reserve grade in 2008. In 2008, we continued to take advantage of the high gold price environment in order to process material that would otherwise be uneconomical in a lower gold price environment, thereby earning an operational contribution from low-grade material that would otherwise be classified as waste.

(1)

All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Safety

In 2008, we achieved a reduction in the number of total injuries and lost time injuries, continuing a trend of year over year performance improvements. Lost time injuries are recorded when an employee or contractor takes time off the following day or shift following an incident. An incident-free work place is our vision. In addition, we are pleased to announce that seven producing sites achieved zero lost time injury rates in 2008, including Pascua-Lama which has achieved a total of 5 million hours worked with no lost time injury.

Reserves(4)

At year-end 2008, the Company added 23.0 million ounces, and after depletion of 9.1 million ounces, proven and probable gold reserves increased by 13.9 million ounces to 138.5 million ounces, the largest in the industry, based on an assumed $725 per ounce gold price. The increase reflects the inclusion of 10.8 million ounces attributable to our 51% ownership interest in Cerro Casale in proven and probable reserves; 1.2 million additional ounces at Pueblo Viejo, and 6.4 million ounces at Cortez reflecting 2.4 million ounces at the Cortez-Crossroads deposit and our additional 40% in ownership.

Measured and indicated gold mineral resources grew by 29% to 65.0 million ounces and inferred gold mineral resources grew 9% to 34.8 million ounces based on an $850 per ounce gold price. We recorded 2.3 million ounces in gold mineral resources for Cerro Casale. Reko Diq resources increased by 4.7 million ounces to 8.5 million ounces and Donlin Creek resources increased 3.1 million ounces to 17.7 million ounces at year end 2008. Measured and indicated resources in the Cortez Hills underground increased from 1.1 million ounces to 2.0 million ounces.

(4)	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 141 to 148 of this Financial Report 2008.

Copper reserves increased to 6.4 billion pounds and measured and indicated resources increased by 7.1 billion pounds to 12.5 billion pounds. Contained silver within reported gold reserves is over one billion ounces.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Key Business Transactions

Acquisition of 40% interest in Cortez

On March 5, 2008, we completed our acquisition of the additional 40% interest in the Cortez property for a total cash consideration of $1.7 billion. The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion.

Acquisition of Barrick Energy

In 2008, we acquired all the issued and outstanding shares of Cadence Energy Inc. for cash consideration of $377 million, as well as oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust, for cash consideration of $83 million. Daylight’s Sturgeon Lake assets are adjacent to Cadence Energy’s Sturgeon Lake assets and the consolidated ownership will allow us to exploit and develop these assets. These acquisitions together comprise Barrick Energy, which was formed as part of our long-term strategy to economically hedge our exposure to oil prices.

Operating Segments Review

We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment.

We monitor segment expenses and period to period fluctuations in our total cost of sales on a unit basis, per ounce of gold and per pound of copper, which is referred to as total cash costs. Therefore, the discussion of results for our producing mines focuses primarily on this statistic to explain changes in segment expenses.

North America

Key Operating Statistics

For the years ended
December 31	2008	2007	% Change	2006
Tons mined (millions)	360	335	7%	274
Ore tons processed (millions)	92	76	21%	69
Average grade (ozs/ton)	0.041	0.051	(20)%	0.045
Gold produced (000s/oz)	3,028	3,201	(5)%	3,372
Cost of sales ($ millions)	$1,517	$1,178	29%	$1,039
Total cash costs (per oz)	$493	$363	36%	$310

Production for 2008 was 5% lower than the same prior year period due to lower production at Golden Sunlight, Eskay Creek, Turquoise Ridge, Round Mountain and Hemlo; partly offset by higher production at Cortez and Goldstrike.

At Goldstrike, production increased by 77 thousand ounces as a result of a 10% increase in average grade due to processing of higher grade ore as a result of the completion of a significant waste stripping phase in second quarter 2008. At Cortez, production increased by 105 thousand ounces compared to the prior year, primarily reflecting the acquisition of the remaining 40% interest in first quarter 2008. At Golden

Sunlight, production decreased by 78 thousand ounces as the mine entered into an extended period of waste stripping due to a mine expansion plan, which extends the mine life to 2015 and adds approximately 400 thousand ounces to proven and probable reserves. At Eskay Creek, planned production ended in late first quarter 2008, and reclamation and closure activities have commenced. At Turquoise Ridge, lower production resulted from the decision to place the Getchell mine on care and maintenance. At Round Mountain and Hemlo, production decreased due to an expected decline in ore tons processed and grade.

Cost of sales applicable to gold increased by $339 million, or 29%, and total cash costs per ounce increased by $130, or 36% compared to the same prior year period. The increase in cost of sales and total cash costs during the current year reflect higher input costs for diesel, propane and labor; higher royalties and production taxes; lower average grade at certain of our mines; and lower silver by-product credits due to the end of operations at Eskay Creek. In addition, total cash costs were impacted by lower production levels.

In 2009, we expect gold production in the range of 2.55 to 2.7 million ounces. Cost of sales applicable to gold is expected to be $1.3 to $1.5 billion, or on a total cash costs basis $520 to $550 per ounce. Production is expected to be lower than 2008 primarily due to lower processed grade and recovery rates of alkaline ore at Goldstrike; Golden Sunlight, where the mine will be entering into an extensive waste stripping phase and due to lower grades at Round Mountain; partially offset by higher production expected at Cortez. In 2008, we conducted tests using a modified pressure technology that would allow the autoclaves at Goldstrike to process alkaline ore that would have been previously treated at the roaster facility, thus extending the life of the autoclave and accelerating the production time-table for this type of ore. However, recovery percentages were lower than expected. Accordingly, expected production from alkaline ore in 2009 is approximately 400 thousand ounces lower than 2008. Cost of sales and total cash costs per ounce are expected to be slightly higher in 2009, mainly due to the impact of lower production levels.

Significant Projects – Cortez Hills

Cortez Hills entered construction in late November following receipt of the Record of Decision and is expected to enter production in the first quarter of 2010, assuming satisfactory resolution of pending litigation regarding the project. In fourth quarter 2008, a number of opponents of the Cortez Hills expansion filed suit in the United States District Court for the District of Nevada seeking to overturn the Bureau of Land Management’s approval of the Cortez Hills project on environmental and religious grounds. The plaintiffs unsuccessfully sought to enjoin construction of the project pending consideration of their claims. The District Court’s denial of the requested injunction is currently being appealed.

Pre-stripping work is currently underway on the open pit along with work on the conveyor, crusher, workshops and access roads. Once completed, the Cortez Hills project is expected to become a key, long life, low cost mine. Total construction costs remain in line with the pre-production capital budget of approximately $500 million. In addition to the original scope of work, we have accelerated our underground development schedule. To date, we have spent $40 million, and we expect to spend an additional $50 to $80 million advancing underground development in the following twelve months. The expanded Cortez operation is expected to have average production of about 1.0 million ounces at total cash costs of about $350 to $400(5) per ounce in its first full five years of production. Total cash costs in the current plan reflect the inclusion of incremental lower grade heap leach ore from the Pipeline area due to a higher gold price assumption, and the associated costs for labor, consumables and stripping. Higher proven and probable reserves of 13.3 million ounces at year-end 2008 for Cortez reflect the 40% interest acquired earlier in the year plus an additional 2.4 million ounces in the Crossroads area. Measured and indicated resources in the Cortez Hills underground increased from 1.1 million ounces to 2.0 million ounces. The Cortez property continues to demonstrate significant exploration potential. As a follow up to the successful 2008 work program, the Company plans to spend $18 million on exploration at Cortez with a total of seven rigs being committed to this extensive, underexplored property in 2009.

(5) Based on an oil price of $75 per barrel and life of mine HFO power.

South America

Key Operating Statistics

For the years ended
December 31	2008	2007	% Change	2006
Gold
Tons mined (millions)	151	151	0%	168
Ore tons processed (millions)	65	59	10%	53
Average grade (ozs/ton)	0.037	0.042	(12)%	0.054
Gold produced (000s/oz)	2,111	2,079	2%	2,104
Cost of sales ($ millions)	$531	$400	33%	$305
Total cash costs (per oz)	$251	$193	30%	$147
Copper
Copper produced (millions of lbs)	295	315	(6)%	308
Cost of sales ($ millions)	$315	$231	36%	$282
Total cash costs (per lb)	$1.08	$0.69	57%	$0.62

Gold production levels in 2008 were up slightly from the prior year period as an increase in tons processed was partially offset by lower average grades. At Veladero, production was up 62 thousand ounces, or 13% compared to the same prior year period, primarily as a result of a 19% increase in ore placed on the leach pad. Lagunas Norte continued to deliver strong results, with production totaling 1,175 thousand ounces, 18% higher than the prior year. These increases were partially offset by a decrease in production of 120 thousand ounces at Pierina as a result of the planned mining of lower grade ore as the mine nears the end of its economic life.

Cost of sales applicable to gold was $531 million, an increase of $131 million or 33% compared to the same prior year period. Total cash costs per ounce increased by $58 per ounce to $251 per ounce in 2008. The increase in cost of sales and total cash costs is largely due to increased production at our higher cost Veladero mine, which contributed $45 per ounce of the overall increase in total cash costs; higher input costs for consumables and labor used in the production process; higher maintenance expenditures; and higher costs for consumables used within the production process compared to the prior year.

In 2009, we expect gold production in the range of 1.95 to 2.06 million ounces. Cost of sales applicable to gold is expected to be about $550 to $640 million, or $285 to $310 per ounce on a total cash costs basis. Production is expected to be slightly lower than 2008, as higher production at Veladero is expected to be offset by lower production at Pierina. As a result of this production mix, we expect cost of sales and total cash costs per ounce to be higher in 2009.

In 2008, Zaldívar produced 295 million pounds of copper at an applicable cost of sales of $315 million or $1.08 per pound on a total cash costs basis. Lower production compared to the prior year reflects lower tonnage placed on the leach pad and the realization of lower overall recovery rates as a result of poor leaching kinetics due to shortages in the supply of sulfuric acid experienced in 2008. We expect production to increase to a range of 305 to 320 million pounds in 2009 due to higher expected recovery rates reflecting the resolution of sulfuric acid supply constraints. Cost of sales applicable to copper and total cash costs per pound in 2008 were impacted by the increased cost of fuel and acid, along with inflationary pressures on labor and consumables, and higher electricity prices resulting from the transition to a new higher-cost power contract in mid-2008. We expect 2009 cost of sales applicable to copper to be in the range of $350 million to $400 million, and total cash costs to be in the range of $1.15 to 1.25 per pound.

Australia Pacific

Key Operating Statistics

For the years ended
December 31	2008	2007	% Change	2006
Gold
Tons mined (millions)	147	144	2%	137
Ore tons processed (millions)	29	33	(12)%	30
Average grade (ozs/ton)	0.077	0.078	(1)%	0.087
Gold produced (000s/oz)	1,942	2,123	(9)%	2,220
Cost of sales ($ millions)	$1,051	$934	13%	$749
Total cash costs (per oz)	$550	$447	23%	$350
Copper
Copper produced (millions of lbs)	75	87	(14)%	59
Cost of sales ($ millions)	$121	$108	12%	$109
Total cash costs (per lb)	$1.64	$1.36	21%	$1.52

Total gold production in 2008 was 9% lower than the same prior year period as a result of lower gold production at Kanowna, Yilgarn South(6), Plutonic and Cowal, partially offset by increased production at Porgera.

At Kanowna, production decreased primarily due to decreased processing of open pit material due to the disposition of the Paddington mill in August 2007. In the latter half of 2008, Kanowna transitioned to an underground mining operation. The decrease in production at Plutonic was primarily due to stope sequencing and mine planning issues resulting from blocked paste holes and a backlog of paste requirements. Production was also impacted by an explosion at the Varanus gas processing facility in June 2008, which resulted in the temporary closure of the mill. Yilgarn South production levels were primarily impacted by lower ore feed at Granny Smith as the processing of open pit material ended in early 2008. This decrease was partially offset by the ramp-up of underground operations in the second half of the year. At Cowal, the East Wall slip in December 2007 restricted access to high grade ore in the first half of the year which resulted in the mining of lower grade ore. Access to higher grade ore and increased throughput rates partially improved overall recovery rates in the latter part of the year. At Porgera, production levels benefited from the 20% increase in ownership to 95% and the mining of higher grade ore from both the open pit and underground mine.

Cost of sales applicable to gold was higher by $117 million, or 13% compared to the prior year. Total cash cost per ounce increased by 23% or $103 per ounce compared to the same prior year period. The increase in cost of sales and total cash costs is due to the impact of higher diesel, commodity and consumables prices, primarily at Plutonic where gas was temporarily sourced from higher cost suppliers; increased labor rates; slightly higher currency hedge rates; and higher maintenance costs at Cowal coupled with the ongoing remediation work related to the East Wall. We are approximately 95% hedged in 2009 for expected Australia operating expenditures at a rate of $0.76. In addition, we have a 90% hedge on expected 2010 Australian operating expenditures at a rate of $0.80.

In 2009, we expect gold production in the range of 1.85 to 2.0 million ounces as a result of higher expected production at Cowal as completion of the remediation activities of the East Wall provides access to higher grade ore; and at Kalgoorlie and Plutonic where production is expected to increase based on improved ore grades, equipment availability and the resolution of natural gas supply issues from the gas explosion in 2008; partially offset by lower expected production at Porgera attributable to lower tons processed due to a scheduled maintenance shut down of the ball mill for a major overhaul. Cost of sales is expected to be about $1.1 to $1.2 billion. Total cash costs are expected to be in the range of $580 to $610 per ounce due to labor rate increases, higher royalty costs and increased costs related to diesel consumption and maintenance due to fleet expansion at Kalgoorlie.

At Osborne, copper production decreased by 14% to 75 million pounds from 87 million in the prior year, at cash costs of $1.64 per pound compared to $1.36 per pound in the prior year. Cost of sales applicable to copper increased by $13 million, or 12% compared to the prior year. Production was impacted by the hanging wall issues of the underground mine encountered during the year restricting access to higher grade material. Production levels in 2009 are expected to range from 70 to 80 million pounds with total cash costs of $1.50 to 1.70 per pound. Cost of sales applicable to copper is expected to be in the range of $105 to $140 million.

Africa

Key Operating Statistics

For the years ended
December 31	2008	2007	% Change	2006
Tons mined (millions)	22	23	(4)%	21
Ore tons processed (millions)	4	4	0%	5
Average grade (ozs/ton)	0.154	0.165	(7)%	0.188
Gold produced (000s/oz)	545	605	(10)%	914
Cost of sales ($ millions)	$327	$293	12%	$226
Total cash costs (per oz)	$560	$405	38%	$312

(6)

Effective first quarter 2008, the Darlot, Lawlers, and Granny Smith mines are being managed as a single unit (Yilgarn South), with shared administrative services in order to achieve operational and administrative efficiencies.

Total gold production in 2008 decreased by 10% compared to the prior year. At North Mara, production was impacted by equipment availability issues resulting from the excavator fire in January and disruption due to local civil disturbances. At Bulyanhulu, lower staffing levels in the first half of the year due to the illegal strike in fourth quarter 2007 led to delays in underground mining activities and limited our ability to access higher grade areas of the ore body. We returned to normal staffing levels in the second half of 2008 and have continued to train the workforce in order to increase future productivity. At Tulawaka, production decreased 18% compared to the prior year as higher grade open pit operations came to an end in September and the start of underground mining was delayed due to ventilation, remodeling and training issues resulting in a revised mine plan.

Cost of sales applicable to gold increased by $34 million, or 12%, and total cash costs per ounce for the region in 2008 were 38% higher than the prior year. Total cash costs per ounce increased primarily due to lower production driven by lower throughput and recoveries at our higher cost mines. Cost of sales and total cash costs were also impacted by higher input costs due to inflationary pressures on labor, commodities, and consumables and lower copper by-product credits at Bulyanhulu due to lower production levels.

In 2009, we expect gold production in the range of 0.71 to 0.8 million ounces. We expect cost of sales applicable to gold to be in the range of $315 to $395 million, or $445 to $495 per ounce on a total cash costs basis. Production is expected to increase primarily due to the commencement of mining operations at Buzwagi in the second quarter and higher production expected at Bulyanhulu due to ongoing training to increase mining productivity, partially offset by lower production expected at Tulawaka due to the ceasing of open pit operations in third quarter 2008. Cost of sales and total cash costs per ounce are expected to be lower in 2009, reflecting the increase in production levels, and inclusion of lower cost Buzwagi production.

Capital Projects

Key Operating Statistics

($ millions)
For the years ended December 31	2008	2007	2006
Project expense	$185	$173	$111
Project expense incurred by equity investees	69	14	—
Total project expense	254	187	111
Capital expenditures(1)	584	169	211
Capital commitments	$552	$159	$117

(1)

Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez property (2008: $155 million, 2007: $75 million, and 2006: $47 million) which is not managed by the Capital Projects group.

We spent $254 million in project expenses and $584 million (our share) in capital expenditures in 2008. Project expenses primarily relate to activities undertaken to advance the Pueblo Viejo ($62 million), Kainantu ($28 million), Pascua-Lama ($21 million) and Fedorova ($24 million) projects. Capital expenditures are mainly attributable to our Buzwagi, Pueblo Viejo and Pascua-Lama projects. We expect capital expenditures to increase in 2009 as construction activities at these three capital projects ramp up.

Project expenses incurred by equity investees reflect our share of expenditures related to the Reko Diq, Cerro Casale and Donlin Creek projects.

Overview

The recent volatility and decline in prices for gold, copper, silver, platinum group metals, energy, foreign currencies, input commodities and consumables, steel and Engineering Procurement Construction Management (EPCM) services could have a significant impact on the pre-production capital costs, operating costs as well as the overall development timeframe of our capital projects. Certain changes such as the decline in the price of precious and base metals may have negative impacts, while others, such as the decline in prices for input commodities and consumables, the strengthening of the US dollar and the increased availability and reduced cost of EPCM services may have positive impacts. In addition, the sharp contraction in credit markets could result in higher financing costs if these conditions persist for an extended period of time and could also impact our project development schedules.

The impact of a continuation of the present economic environment for commodity prices and credit markets is also potentially significant to our early stage projects.

The significant decrease in platinum group metals prices in fourth quarter 2008 has negatively impacted the economics of some of our projects, including Sedibelo and Fedorova. Similarly, the significant decline in nickel prices has impacted the viability of our Kabanga project. We are currently reviewing the project economics and timelines for these projects with a view towards optimizing our development schedule in light of the market environment. We will also need to consider the views of our partners on the projects.

Projects

The Buzwagi project in Tanzania was 90% complete at year end and is on schedule to pour first gold in second quarter 2009 in line with its pre-production capital budget of about $400 million, contributing about 200 thousand ounces in 2009 at total cash costs of about $320 to $335(7) per ounce.

The Pueblo Viejo project in the Dominican Republic is advancing on schedule and within its preproduction capital budget of approximately $2.7 billion (100% basis)(8), with initial production anticipated in the fourth quarter of 2011. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to be about 600 to 650 thousand ounces at total cash costs of about $275 to $300(7) per ounce. Pueblo Viejo is a long life asset with an expected mine life of over 25 years and we continue to find new reserves.

At Pascua-Lama, the majority of remaining key sectoral permits, including water rights, have been granted by the government of San Juan province in Argentina. Progress was made on certain fiscal matters at the federal level; however, the resolution of cross-border taxation between Chile and Argentina remains outstanding. Work is ongoing, including project optimization, to finalize project economics. The mix of silver and gold production provided for in the mine plan and assumed silver prices will significantly impact estimated total cash costs. Subject to resolution of cross-border taxation and other matters, we expect to provide updated details on the project economics in second quarter 2009.

At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a preferred design for the Donlin Creek project has been identified and a feasibility study update continues on schedule for completion by the first quarter 2009 after which it may be approved or subject to further update. The project is expected to have a throughput design of approximately 50 thousand tonnes per day using onsite diesel and wind cogeneration for power. Pre-permitting activities are underway concurrent with the feasibility study update.

At Sedibelo, a platinum project in South Africa, regulatory approval was obtained enabling the transfer of the initial 10% stake in the property following the completion of a bankable feasibility study in 2008. During fourth quarter, the right to mine was granted by the Department of Minerals and Energy which expires in June 2009 if mining related activities have not commenced.

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The project feasibility study remains on schedule and is expected to be completed in the second half of 2009.

At Cerro Casale, one of the world’s largest undeveloped gold and copper deposits located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo, the pre-feasibility study was completed and indicated positive returns. We expect to complete a full feasibility study by the end of third quarter 2009.

Kabanga is one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania. Xstrata Nickel earned a 50% interest in the project under the earn-in agreement during the quarter. All future expenditures will be funded equally by Xstrata Nickel and Barrick. We are committed to completing the final phase of the feasibility in 2009 at an expected cost of $40 million (100% basis).

(7)	Based on an oil price of $75 per barrel and life of mine HFO power.
(8)	Pre-production, followed by $0.3b to complete phased expansion to 24,000 tpd.

Review of Significant Operating Expenses

Exploration Expense

($ millions)
For the years ended December 31	2008	2007	2006	Comments on significant trends and variances
Exploration
North America	$69	$66	$61	Mainly due to higher costs incurred at Cortez ($11 million), partially offset by lower costs incurred at Goldstrike ($3 million) and the Grace Property ($5 million) compared to the prior year.
South America	40	33	22	Mainly due to higher activity at Lagunas Norte ($4 million) and Zaldívar ($3 million). The increase in 2007 over 2006 was due to higher activity at Lagunas Norte and Zaldívar.
Australia Pacific	52	46	44	Mainly due to higher activity at Osborne ($8 million) partially offset by Granny Smith ($2 million).
Africa	18	15	22	No significant change from the prior year.
Capital Projects/Global Exploration	25	11	3	Mainly due to higher activity at Kainantu ($10 million) and the Pinson Property ($7 million) partially offset by lower expenditures at Pueblo Viejo ($3 million).
Other	12	8	19

No significant change from 2007. Lower expenditures in 2007 compared to 2006 were mainly due to the sale of exploration properties to Highland and discontinuation of active exploration in China and Turkey.

Total	$216	$179	$171

Project Development Expense

($ millions)
For the years ended December 31	2008	2007	2006	Comments on significant trends and variances
Mine development	$150	$151	$96

In 2008, higher expenditures at Kainantu ($27 million) and Fedorova ($5 million) were largely offset by lower expenditures at Donlin Creek ($33 million). The increase in 2007 over 2006 was due to increased development activities at Pueblo Viejo (increase of $42 million), and Sedibelo (increase of $12 million), partially offset by Donlin Creek (decrease of $5 million).

Non-capitalizable project costs	51	32	15

Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. 2008 expenditures increased due to additional spending at the Pinson Property ($17 million) and Cortez Hills ($2 million). The increase in 2007 over 2006 was due to an increase at Sedibelo ($11 million), Porgera ($4 million) and South Arturo ($2 million).

Business development/other	41	5	8

Higher expenses in 2008 reflect an increase in costs related to reserve development ($8 million), corporate development projects ($4 million), research and development spending ($8 million), information technology related to our projects ($7 million) and corporate efficiency programs such as the Business Process Improvement project ($5 million).

Total	$242	$188	$119

Amortization Expense

($ millions)
For the years ended December 31	2008	2007	2006	Comments on significant trends and variances
Gold mines
North America	$350	$314	$247

Lower amortization reflects lower sales volumes across all our regions, an increase in reserve estimates at Pierina resulting in reduced amortization rates and lower amortization incurred at Eskay Creek, which is no longer in production, partially offset by higher amortization at Cortez with the additional 40% ownership and a full year of the additional ownership in Porgera compared to 2007.

South America	165	234	127
Australia Pacific	258	239	186
Africa	62	78	88
Copper mines
South America	66	80	51

Lower amortization in South America reflects lower copper sales volumes in 2008 as well as an increase in reserves at Zaldívar compared to the prior year. Higher amortization in Australia is mainly due to a decrease in the reserve base at Osborne compared to the prior year.

Australia Pacific	57	39	17
Sub-total	$958	$984	$716
Other	32	20	19	Reflects amortization of corporate assets and the additional amortization related to Barrick Energy.
Total	$990	$1,004	$735

Impairment Charges, Write-down of Investments, Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2008	2007	2006	Comments on significant trends and variances
Impairment charges	$749	$42	$17

Impairment charges in 2008 reflect the charges taken for goodwill ($678 million) and impairments of long-lived assets ($71 million). Refer to page 65 of this MD&A for further information on goodwill impairment charges.

Write-down of investments	205	23	6

In 2008, we recorded an impairment charge on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) which was subsequently reversed into Other Income, and various other investments in junior gold mining companies ($26 million). In 2007, we recorded an impairment charge on Asset Backed Commercial Paper of $20 million.

Corporate administration	155	155	142	No significant change from the prior year. The increase in 2007 over 2006 was due to the strengthening of the Canadian dollar vs. the US dollar as costs are primarily in Canadian dollars.
Interest income	39	141	110	Decrease is mainly due to lower average cash balances in 2008.
Interest expense
Total incurred	243	237	251

Slight increase in 2008 reflects additional interest incurred as part of the bond issuance in third quarter 2008 used to repay the drawdown of $990 million credit facility to finance the additional 40% interest in Cortez, partially offset by lower interest payments due to the repayment of $500 million, 7.5% debentures in 2007 and lower interest on Veladero financing in 2008.

Capitalized	222	124	102

Higher costs capitalized in 2008 related to Cortez Hills ($40 million), Cerro Casale ($41 million), Buzwagi ($11 million), Kainantu ($7 million) and Pueblo Viejo ($3 million) partially offset by a decrease at Pascua-Lama ($4 million).

Interest expense allocated to discontinued operations	—	—	23	Interest expense in 2006 related to South Deep.
Expensed	$21	$113	$126

Income Tax

(percentages)
For the years ended December 31	2008	2007	2006
Effective tax rate on ordinary income	30%	28%	23%
Impairment charges	13%	1%	—
Net currency translation (gains)/losses on deferred tax balances	5%	(4)%	(1)%
Deliveries into Corporate Gold Sales Contracts	—	7%	4%
Canadian tax rate changes	—	3%	1%
Release of deferred tax valuation allowances	(7)%	(12)%	(3)%
Impact of change in Australian tax status	—	—	(2)%
Actual effective tax rate	41%	23%	22%

Our effective tax rate on ordinary income increased from 28% to 30% in 2008 primarily due to higher market gold prices, the impact of changes in the mix of production, and on the mix of taxable income in the various tax jurisdictions where we operate. In 2007 we released valuation allowances totaling $156 million in Tanzania due to the impact of higher market gold prices on expected levels of taxable income in Tanzania.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $334 million and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $118 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $76 million. These gains are included within deferred tax expense/recovery. In 2008, following the strengthening of the US dollar, we recorded translation losses of $98 million.

In fourth quarter 2008, Barrick Gold Corporation filed an election under Canadian draft legislation to prepare its Canadian tax return using US dollars as the functional currency effective 2008. Upon the expected enactment of the legislation in early 2009, we will be recording a one-time benefit of approximately $50 to $60 million.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 which are recorded as a component of deferred income tax expense in the respective year. Also, in second quarter 2006, due to a change in the tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on inter-company debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Financial Outlook

2009 Guidance

	2008	2009
	Actual	Guidance
Gold
Production (millions of ounces)	7.7	7.2–7.6
Cost of sales	$3,426	$3,200–$3,600
Total cash costs ($ per ounce)	$ 443	$450–$475
Total cash costs – full credit non-gold sales ($ per ounce)	$ 337	$360–$385
Amortization ($ per ounce)	115	$115–$120
Copper
Production (millions of pounds)	370	375–400
Cost of sales	$ 436	$470–$540
Total cash costs ($ per pound)	$ 1.19	$1.25–$1.35
Amortization ($ per pound)	$ 0.33	$0.20–$0.25
Corporate administration	$ 155	$160
Exploration expense	$ 216	$150–$160
Project expense(1) (including equity pick-up)	$ 229	$250–$270
Other expense	$ 295	$200
Interest income	$ 39	$10
Interest expense	$ 21	$30
Capital expenditures – sustaining	$ 890	$750–$850
Capital expenditures – projects(2)	$ 937	$1,300–$1,500
Effective income tax rate	30%	30%

1.               Represents Barrick’s share of expenditures. For US GAAP purposes, 100% of expenditures are recorded in project expense with a non-controlling interest credit for our partners’ share. In 2009, project expenditures are expected to be in the range of $350 to $$370 million, less $100 million attributable to our partner’s share.

2.               Represents Barrick’s share of expenditures including capitalized interest of about $215 million. For US GAAP purposes, capital expenditures are recorded on a 100% basis, with funding from our partners for their share of expenditures recorded as an inflow in other financing activities in the consolidated statement of cash flows. In 2009, capital expenditures – projects is expected to be in the range of $1.7 to $1.9 billion including our partner’s share of $400 million as well as capitalized interest of approximately $250 million. Our 2009 guidance range could increase depending upon progress at Pascua-Lama.

Outlook Assumptions and Economic Sensitivity Analysis

2009
Guidance
Sensitivity	Assumption	Comments
Market gold price impact on reported revenues	$850/oz	A $50/oz increase/decrease in the market gold price causes reported revenues to increase/decrease by $365 million, assuming production at the mid-point of our 2009 guidance range.

Crude oil price impact on cost of sales	$50/bbl

In 2009, we are largely protected against movements in the market price for oil due to the combination of our financial fuel contracts and our Barrick Energy production, which together provide us with an economic hedge against rising oil prices.

2009 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each mine. Actual gold and copper production may vary from these estimates due to a number of operational factors, including if the volume and/or grade of ore mined differs from estimates, which could occur because of: changing mining rates; ore dilution; varying metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors, including litigation risk, regulatory environment and the impact of global economic conditions may also cause actual production to vary from guidance. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected civil disturbances, labor shortages or strikes.

We expect 2009 gold production of about 7.2 to 7.6 million ounces and copper production of about 375 to 400 million pounds. Lower gold production is expected primarily in North America as a result of lower production at Goldstrike, Ruby Hill, and Golden Sunlight, partly offset by increased production in Africa as production at Buzwagi is expected to begin in second quarter 2009. Production in South America and Australia is expected to be similar to 2008 levels. Production and cash costs during the year are expected to vary due to mine sequencing. As a result, first quarter operating performance is anticipated to be weaker with expected improvement throughout the remainder of the year reflecting the ramp up at Buzwagi, the crusher expansion at Veladero and higher expected grades from both Veladero and Lagunas Norte.

Beyond 2009, we expect gold production in 2010 to increase to about 7.7 to 8.1 million ounces with the production startup of Cortez Hills, at expected lower cash costs.

Cost of Sales and Total Cash Costs

We prepare estimates of cost of sales and total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each mine. Cost of sales and total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate where possible, the effect they have on our operating results. The following table provides a reconciliation of our cost of sales guidance to our total cash costs guidance.

Reconciliation of Cost of Sales Guidance to Total Cash Costs per Ounce/Pound Guidance

	Gold	Copper
Cost of sales ($ millions)	$3,200–$3,600	$470–$540
Production (millions of ounces/lbs)	7.2–7.6	375–400
Total cash costs ($ per ounce/per lb)	$450–$475	$1.25–$1.35
Expected copper margin per ounce ($ per ounce)	$90	—
Total cash costs on a full non-gold sales basis ($ per ounce)	$360–$385	—

Cost of sales applicable to gold is expected to be in the range of $3.2 billion to $3.6 billion, and cost of sales applicable to copper is expected to be about $470 million to $540 million. Total cash costs are expected to be in the range of $450 to $475 per ounce, $360 to $385 per ounce on a full non-gold sales basis, and $1.25 to $1.35 per pound for copper. Gold total cash costs in 2009 are forecast to be about 4% higher than 2008 primarily due to lower production levels as a result of a decrease in gold recovery rates; an increase in waste tons mined; and lower silver and copper by-product credits as a result of decreases in realized prices and the closure of Eskay Creek in first quarter 2008. These cost increases are expected to be partially offset by lower royalties and production taxes and lower energy costs. Total cash costs and total cash costs on a full credit non-gold sales basis for 2009 include currency/fuel hedge opportunity losses totaling about $30 per ounce based on a spot oil price assumption of $50 per barrel (WTI) and a US dollar to Australian dollar exchange rate assumption of $0.70.

(1)   Chart depicts approximate impacts of each category on total cash costs per ounce.

Total cash costs for copper are expected to be approximately $0.06 to $0.16 per pound higher than 2008, primarily as a result of increased costs for electricity and acid at Zaldívar. Total cash costs in 2009 include currency/fuel hedge losses of about $0.04 per pound.

Exploration

Lower costs are expected in 2009 primarily due to reduced global exploration activities due to a focus on more near-term opportunities and mine site exploration expenditures at Kanowna, Osborne, Round Mountain, Zaldívar, and Lagunas Norte.

Project Expenses

Project expenses are classified under a combination of project expenses and equity method investments on our income statement. In aggregate, we expect to expense approximately $250 to $270 million for our share of expenditures in 2009. In 2009, our expected project expenses are primarily attributable to our commitment to complete the feasibility studies at Reko Diq, Cerro Casale, Donlin Creek and Kabanga, as well as the development costs associated with the extension of the mine life at Golden Sunlight.

The timing of the funding for project expenditures through equity method investments and the subsequent expense recognition vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized as amounts are spent on the projects through “equity investees” in our consolidated statement of income.

Other Expense

The decrease in other expenses is primarily due to non-hedge derivative losses and currency translation losses recorded in 2008, which are not included in our estimated 2009 guidance.

Interest Income and Interest Expense

We expect lower interest income in 2009 primarily due to lower market interest rates and lower average cash balances. We expect higher interest expense in 2009 mainly due to an increase in net debt outstanding of $689 million.

Capital Expenditures

Projects

The expected increase in capital expenditures is mainly due to higher expenditures at the Pueblo Viejo, Cortez Hills, and Pascua-Lama projects, partly offset by the completion of the Buzwagi project. At the Pueblo Viejo and Cortez Hills projects, construction activities are expected to accelerate significantly in 2009.

Sustaining Capital

Sustaining capital expenditures for the mine sites as well as the corporate office and RBU offices are expected to be in line with the 2008 expenditure levels.

Income Tax Rate

Our expected effective tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances. We do not anticipate any signifi-cant change in our effective tax rate for 2009.

Review of Quarterly Results

Quarterly Information

	2008				2007
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales(1)	$2,110	$1,878	$1,967	$1,958	$1,917	$1,684	$1,642	$1,089
Realized price – gold	807	872	894	925	798	681	624	386
Realized price – copper	3.06	3.49	3.65	3.54	3.11	3.38	3.43	2.77
Cost of sales	1,191	1,028	882	775	834	794	776	740
Net income/(loss)	(468)	254	485	514	537	345	396	(159)
Per share(2) – (dollars)	(0.54)	0.29	0.56	0.59	0.62	0.40	0.46	(0.18)
Adjusted net income(3)	277	408	441	537	597	293	318	(181)
Per share(2) – (dollars)	0.32	0.47	0.51	0.62	0.69	0.34	0.37	(0.21)
EBITDA(4)	(a45)	522	886	984	793	710	740	193
Operating cash flow	$439	$508	$531	$728	$676	$557	$336	$163

1.               Per our consolidated financial statements.

2.               Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

3.               Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. All prior quarters have been restated to reflect the revised definition of adjusted net income. For further information and a detailed reconciliation, please see page 72 of this MD&A.

4.               EBITDA is calculated by excluding income tax expense, interest expense, interest income and amortization, and is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 75 of this MD&A.

Our financial results for the last eight quarters reflect the following general trends: volatile spot gold and copper prices that impact realized sales price and higher production costs largely due to higher inflationary cost pressures.

Fourth Quarter Results

In fourth quarter 2008 we reported a loss of $468 million, compared to net income of $537 million in the prior year period. The loss in fourth quarter 2008 was primarily driven by post-tax impairment charges totaling $773 million. Adjusted net income in fourth quarter 2008, which excludes the impact of impairment charges, was $277 million lower than the prior year period, a decrease of 54%, as higher gold prices and higher sales volumes for gold and copper were offset by higher total cash costs for gold and copper.

Impairment Charges Related to Goodwill, Property, Plant and Equipment, and Investments

($ millions)
For the three months ended December 31	2008
Kanowna	$272
North Mara	216
Barrick Energy	88
Osborne	104
Highland	42
Henty	30
Other	21
Total (net of tax)	$773

In fourth quarter 2008, we sold 2.19 million ounces of gold and 105 million pounds of copper, compared to 2.04 million ounces and 93 million pounds in the same prior year quarter. Sales in fourth quarter were higher than the same prior year period reflecting higher market prices and higher sales volumes for both copper and gold. In fourth quarter 2008, cost of sales attributable to gold was $1,058 million or $471 per ounce on a total cash cost basis, an increase of $300 million or $102 per ounce from the prior year. As expected, gold production and cost of sales/total cash costs per ounce in fourth quarter 2008 were impacted by mine sequencing, inflationary pressures for items such as labor, energy, and commodities and consumables, gold-related costs and opportunity losses on currency and commodity hedge contracts. Total cash costs on a full credit for non-gold sales increased by $117 per ounce to $382 per ounce, compared to $265 per ounce in the prior year.

Operating cash flow in fourth quarter was $439 million, or 35% lower than the same prior year period reflecting lower cash margins on copper and gold, as well as higher working capital outflows.

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios)
For the years ended December 31	2008	2007
Total cash and cash equivalents	$1,437	$2,207
Total current assets	4,112	4,299
Total current liabilities	1,844	1,296
Working capital	2,268	3,003
Total assets	24,161	21,951
Total liabilities	8,702	6,613
Net debt(1)	$2,889	$941
Total shareholders’ equity	$15,277	$15,256
Total common shares outstanding(2)	872,723,090	870,465,549
Key Financial Ratios:
Current ratio(3)	2.23:1	3.32:1
Debt-to-market capitalization(4)	0.14:1	0.09:1
Debt-to-book value(5)	0.19:1	0.15:1
Debt-to-equity(6)	0.30:1	0.22:1

1.               Represents total long-term debt of $4,326 million (2007: $3,148 million) excluding fair value adjustments less total cash and cash equivalents of $1,437 million ($2,207 million) as at December 31, 2008.

2.               Total common shares outstanding does not include: special voting shares 1 (2007:1), scheduled to be cancelled at the end of February 2009, Stock options 13,350,011 (2007: 12,706,450) and Exchangeable shares 503,251 (2007: 3,465,892) which represent Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At January 30, 2009, these shares were convertible into approximately 266,929 (2007: 1,836,923) Barrick common shares. Each BGI share is scheduled to be redeemed at the end of February 2009.

3.               Represents current assets divided by current liabilities as at December 31, 2008 and December 31, 2007.

4.               Represents total debt divided by total market capitalization (share price as at December 31 times the total common shares outstanding) as at December 31, 2008 and December 31, 2007.

5.               Represents total debt divided by Total Liabilities and Shareholders’ Equity as at December 31, 2008 and December 31, 2007.

6.               Represents total debt divided by Total Shareholders’ Equity as at December 31, 2008 and December 31, 2007.

Balance Sheet Review

Total assets were $24.1 billion in 2008, an increase of $2.2 billion or 10.1% compared to the prior year. The increase primarily reflects an increase of $3.0 billion in property, plant and equipment due to the acquisition of a 40% interest in Cortez, the acquisition of Barrick Energy and sustaining and project capital expenditures. These increases were partially offset by a decrease in goodwill, reflecting the impairment charges recorded in fourth quarter 2008, and a decrease in cash and equivalents, which was utilized to partially finance our acquisition activity in 2008. Total liabilities increased by $2.1 billion, or 32% compared to the prior year, primarily due to an increase in long term debt of $1.2 billion reflecting the issuance of fixed rate notes in third quarter 2008 to pay down our line of credit, which was utilized for the Cortez and Barrick Energy transactions.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate have a settlement period.

Shareholders’ Equity

For information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2008 Management Information Circular and Proxy Statement.

Dividend Policy

In 2008, we increased our dividend from $0.30 per common share to $0.40 per common share. The 33% increase in the dividend reflects our ability to generate substantial cash flows from our operations in a high gold price environment. With strong cash flow and the industry’s only A-rated balance sheet, we determined that we have the financial resources to return additional value to shareholders while still investing in advanced projects. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2008, other comprehensive losses of $507 million, after-tax, mainly included: losses of $301 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices; reclassification adjustments totaling $267 million for gains on hedge contracts designated for 2008 that were transferred to earnings in 2008; $17 million transferred to earnings related to gains recorded on the sale of shares in various investments in junior mining companies, $26 million in losses transferred to income due to the impairment of investments; $52 million of losses recorded as a result of changes in the fair value of investments held during the year; and $54 million in losses for currency translation adjustments on Barrick Energy.

Included in accumulated other comprehensive income at December 31, 2008 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $213 million, based on December 31, 2008 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Financial Position

We maintained a strong financial position throughout the market turbulence that was experienced in 2008. This is reflected in our strong cash and working capital balances and our low debt to equity and debt to market capitalization ratios as at December 31, 2008.

Our strong financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Through 2008, our ratings, as established by S&P, Moody’s and DBRS, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.

Credit Rating from Major Rating Agencies

At January 28, 2009:
Standard and Poor’s (“S&P”)	A–
Moody’s	Baa1
DBRS	A

The key factors impacting our financial position, and therefore our credit rating, include the following:

•                  Our market capitalization and the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2008);

•                  Our net cash flow, including cash generated by operating activities (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2008);

•                  Expected capital expenditure requirements and other off balance sheet commitments (refer to the guidance and off balance sheet arrangements section of this MD&A for discussion of key factors impacting these measures in future periods);

•                  The quantity of our gold reserves (refer to pages 141 to 148 for more information); and

•                  Our geo-political risk profile.

Liquidity

Total cash and cash equivalents at the end of 2008 were $1.4 billion. At year end, our cash position consisted of a mix of term deposits and treasury bills. Net debt was $2.9 billion, with a debt-to-equity ratio of 0.30:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $300 million repayable in the period 2009 to 2012. Counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates.

Our primary source of liquidity is operating cash flow, and over the past three years we have generated an average of about $2 billion per year. The principal risk factor affecting operating cash flow is market gold and copper prices. We are largely protected in 2009 from the decline in market copper prices by our copper hedge position; beyond 2009 we are subject to market prices. At present production rates, if copper prices remain at present levels of $1.50 per pound, proceeds from copper sales in 2010 would decline by about $722 million from levels in 2008, partly offset by the positive impact of expected higher levels of gold production and sales in 2010 to 7.7 to 8.1 million ounces.

The principal uses of liquidity are sustaining capital expenditures, construction activities at capital projects, acquisitions, dividend payments and interest payments. Sustaining capital expenditures have averaged about $0.7 billion per year over the past three years and assuming 2008 dividend rates, dividends total about $0.35 billion per year. The balance of cash flow generated by operations, after paying for sustaining capital and dividends, is available for investment in capital projects and acquisitions. We have invested $4.7 billion on capital projects and acquisitions in the past three years, partly financed by cash flow from operations and partly by new financings. We expect to spend about $4.2 billion over the next four years to fund remaining construction activities at Buzwagi, Cortez Hills, Pueblo Viejo, and Pascua-Lama, partly funded by project financing for a portion of the construction cost of Pueblo Viejo and Pascua-Lama.

For Pueblo Viejo we are in active discussions with a group of export credit agencies to put in place $1 billion of project financing, including our partners’ share, which covers a portion of the total capital cost of the project. We have a $1.5 billion credit facility available as a source of financing and we may also raise new financing if we undertake any other projects, acquisitions, or for other purposes.

Investments in capital projects and acquisitions will be subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. If copper remains at recent low levels and there is a decline in market gold prices then this could impact the timing and amount of future investment in capital projects and/or acquisitions.

Alternatives for sourcing our future capital needs include our significant cash position, credit facilities, future operating cash flow, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources of our capital needs.

In light of the current global economic crisis, our ability to secure new financing for our expected capital needs for capital projects could be significantly impacted, particularly if this situation persists for an extended period of time. In particular:

•                  An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics.

•                  A lack of availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all.

•                  Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary

($ millions)
For the years ended December 31	2008	2007	2006
Operating activities	$2,206	$1,732	$2,122
Investing activities	(3,912)	(1,562)	(1,593)
Financing activities	933	(1,036)	(1,347)
Discontinued operations	—	21	2,828
Effects of exchange rates	3	9	(4)
Change in cash and equivalents	$(770)	$(836)	$2,006

In 2008, net cash provided by operating activities totaled $2,206 million, an increase of $474 million compared to the prior year. Higher market gold and copper prices were partially offset by lower sales volumes and higher cash costs for both gold and copper.

Cash used in investing activities amounted to $3,912 million, primarily due to acquisitions and capital expenditures, partially offset by proceeds received from the sale of other investments. Significant investing activities in 2008 included the $1.7 billion cash acquisition of the additional 40% interest in Cortez and the $460 million cash acquisition of Barrick Energy. Capital expenditures, including capitalized interest, amounted to $1,776 million, of which $742 million were sustaining capital expenditures related to our operating mines and $739 million related to our development projects on an equity basis.

Capital Expenditures(1)

($ millions)
For the years ended December 31	2008	2007	2006
Project capital expenditures
Pascua-Lama	$112	$102	$44
Cortez Hills	155	75	47
Buzwagi	273	66	—
Pueblo Viejo	157	—	—
Kainantu	4	—	—
Sedibelo	38	—	—
Cowal	—	—	141
Ruby Hill	—	—	26
Sub-total(2)	$739	$243	$258
Capital expenditures attributable to non-controlling interests(3)	104	—	—
Total project capital expenditures	$843	$243	$258
Regional capital expenditures
North America	$161	$143	$177
South America	154	195	244
Australia Pacific	215	218	202
Africa	172	106	85
Other/Barrick Energy	40	17	12
Sub-total	742	679	720
Capitalized interest	191	124	109
Total capital expenditures	$1,776	$1,046	$1,087

(1)          These amounts are presented on a cash basis consistent with the amounts presented on the Consolidated Statement of Cash Flows.

(2)          On an accrual basis, our share of project capital expenditures is $937 million including capitalized interest.

(3)          Amount reflects our partners’ share of expenditures at the Pueblo Viejo project on a cash basis.

Cash provided by financing activities for 2008 was $933 million, including proceeds of $1.25 billion of proceeds from debt issuance in third quarter that was primarily used to repay amounts drawn down on our lines of credit to finance the purchase of the additional 40% in Cortez and the acquisition of Cadence Energy Inc. These amounts were partially offset by dividend payments of $349 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our Financial Statements.

Summary of Financial Instruments(1)

As at and for the year ended December 31, 2008

	Principal/		Gains/(losses)		Amounts
Financial	Notional	Associated	Recorded in		Recorded
Instrument	Amount	Risks	Earnings		in OCI
Cash and equivalents	$1,437 million	• Interest rate	$39 million		—
• Credit
Investments in available-for-sale securities	$31 million	• Market	$17 million		$(2 million	)
Long-term debt	$4,443 million	• Interest rate	$(17 million	)	—
Hedging instruments – currency contracts	C$ 286 million A$ 4,709 million	• Market/liquidity	$121 million		$(508 million	)
CLP 52,023 million
Hedging instruments – copper contracts	402 million lbs	• Market/liquidity • Credit	$112 million		$484 million
Hedging instruments – fuel and propane contracts	4.9 million bbls	• Market/liquidity • Credit	$33 million		$(169 million	)
Non-hedge derivatives	various	• Market/liquidity	$41 million		—
• Credit

(1) Refer to pages 58 to 61 for information on gold and silver sales contracts.

Off Balance Sheet Arrangements

Project Gold Sales Contracts

We have 9.5 million(9) ounces of existing gold sales contracts. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold from mining companies. The terms of our gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year terms of the contracts. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change on the projects.

(9)          Includes floating spot-price gold contracts under which we are committed to deliver 4.2 million ounces of gold at spot prices less an average fixed-price adjustment of $529 per ounce.

Key Aspects of Project Gold Sales Contracts

As at December 31, 2008
Weighted average future price(1)	$364/ounce
Mark-to-market value at December 31, 2008 (millions)(2)	$(4,865)
Duration(3)	2.2 years

(1)          Weighted average price based on current contract rates resetting from 2009 to 2017.

(2)          At a spot gold price of $870 per ounce and market interest rates.

(3)          Calculated as the weighted average years from December 31, 2008 to the first interim reset date for both floating and fixed price contracts.

Included in the 9.5 million ounces committed under our Project Gold Sales Contracts are floating spotprice contracts under which we are committed to deliver 4.2 million ounces of gold at future spot prices less an average price adjustment of $529 per ounce. Project Gold Sales Contracts allow us to move positions between fixed and floating prices. When a contract is converted from a fixed price to a floating price, the difference between the current market price of gold at the date of conversion and the contracted forward sales price is locked-in; i.e. the unrealized loss is fixed. Thereafter, future increases and decreases in market gold prices directly impact the final contract price. In a rising gold price environment, we have the opportunity to improve the price of the contract (assuming the gold price appreciates at a rate more than contango) and participate in higher gold prices by resetting a floating price contract to a fixed price contract. Conversely, a decline in gold price subsequent to the conversion would reduce the final contract price we receive. Therefore, floating price contracts increase our exposure to gold price movements, both upwards and downwards.

US dollar interest rates, gold lease rates, credit spreads relating to both the counterparties and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances have a material impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick. Low US dollar interest rates, higher gold lease rates and an increase in the credit spreads compared to the prior year, may cause the Project Gold Sales Contracts to be in backwardation when rates are reset, with the result that our realized price under the forward sales contracts will decrease as contracts reset over the next few years. We estimate that the impact of a continuation of present unusual market conditions for US dollar interest rates, credit spreads and gold lease rates in existence as at December 31, 2008 would lead to a decline in the weighted average future contract price by approximately $4 per ounce in 2009 and approximately $15 per ounce in 2010 on the entire position. This was calculated assuming a constant spot gold price of $870 per ounce, the current Project Gold Sales Contracts position as at December 31, 2008, and resetting contracts with current interim delivery dates in 2009 and 2010 to the end of 2010. In 2009, we have no significant exposure to gold lease rates, and about one third of the Project Gold Sales Contracts are exposed to US dollar interest rates and credit spreads.

Counterparty Risk

If a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, this may result in early settlement of such contract. To date we have seen no evidence of lack of bullion availability with any of our counterparties.

Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•                  Entering into derivatives with high credit-quality counterparties;

•                  Limiting the amount of exposure to each counterparty; and

•                  Monitoring the financial condition of counterparties.

For our Project Gold Sales Contracts, the insolvency of a counterparty could, in certain circumstances, lead to a requirement to settle transactions between ourselves and the insolvent counterparty and may ultimately require the payment of a net amount by us to the counterparty. In determining the amounts owing as a consequence of any such settlement, we would be entitled to claim contractual damages suffered by us as a result of a counterparty default. These damages could include the costs of effecting replacement trades with other counterparties that would put us in the same position as we would have been if the insolvent counterparty had not defaulted. A settlement caused by a counterparty insolvency event would not trigger any crossdefaults under our other financial instruments.

We currently have Project Gold Sales Contracts in place with 17 counterparties, which consist primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. As at December 31, 2008 no counterparty had in excess of 10% of the total ounce or mark-to-market position. Subsequent to December 31, 2008, one counterparty represented 13% of the mark-to-market and total ounce position due to an assignment of another counterparty position. Through December 31, 2008, none of the counterparties with which we held outstanding contracts had declared insolvency. In the event of a potential counterparty default due to insolvency, we would seek to have the contract reassigned to an alternative counterparty who is better able to perform under the contract. In certain circumstances, we have been able to assign contracts to alternative counterparties to manage counterparty risk, and we expect that we will be able to continue to do so to the extent creditworthy counterparties are willing to take on assigned contracts.

Silver Sales Contracts (fixed and floating)

We also have 16 million ounces of silver sales contracts under which we are committed to deliver silver over the next ten years. 8.9 million of these silver sales contracts are floating price contracts at spot prices, less an average fixedprice adjustment of $4.61 per ounce. These floating spot-price contracts were previously fixedprice contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery, adjusted by the difference between the spot price and the contract price at the time of such election.

Summary of Silver Sales Contracts (fixed and floating)

As at December 31, 2008
Millions of silver ounces	16.0
Average future price(1)	$8.36
Mark-to-market value at December 31, 2008(2)	$(67)

(1)          Barrick may choose to settle any silver sales contract in advance of the termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

(2)          At a spot silver price of $10.79 per ounce.

Key Terms of Gold and Silver Sales Contracts

In all of our MTAs, which govern the terms of gold and silver sales contracts with our 17 counterparties, the following applies.

•                  The counterparties do not have unilateral discretionary “right to break” provisions.

•                  There are no credit downgrade provisions.

•                  We are not subject to any margin calls, regardless of the price of gold or silver.

•                  We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 10 years.

•                  At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the MTAs. Unless extended further, currently, 250 thousand ounces have a termination date of January 2012, 550 thousand ounces have a termination date of December 2017, and the remaining 8.7 million ounces have termination dates from 2018 to 2022.

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability, to perform our or its gold and silver delivery and other obligations under the MTAs and related parent guarantees, a lack of gold or silver market and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

•                  We must maintain a minimum consolidated net worth of at least $2 billion (approximately $15 billion at year end). The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

•                  We must maintain a maximum long-term debt to consolidated net worth ratio of less than 2:1; we have consistently been below 1:1 for the entire year.

In all cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year. In 2008, three counterparties notified us that they would not be extending the termination date by one year on the basis of credit conditions. All of these termination dates were 10 years or longer, which allows for a current/final termination date of 2017 or later.

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increase or decrease. The unrealized mark-to-market loss on our fixedprice Project Gold Sales Contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the Project Gold Sales Contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2018 in most cases). Project Gold Sales Contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

Fair Value of Derivative Positions

As at December 31, 2008	Unrealized
($ millions)	Gain/(Loss)
Fixed Price Gold Sales contracts	$(2,661)
Floating Spot-Price Gold Sales contracts	(2,204)
Silver Sales Contracts	(67)
Foreign currency contracts	(501)
Interest rate contracts	(8)
Copper contracts	654
Fuel contracts	(185)
Steel contracts	(3)
Total	$(4,975)

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects are at an advanced stage, namely Buzwagi, Cortez Hills and Pueblo Viejo at December 31, 2008 (refer to pages 45 to 46 for further details).

Contractual Obligations and Commitments

	Payments due
($ millions)						2014 and
As at December 31, 2008	2009	2010	2011	2012	2013	thereafter	Total
Long-term debt(1)
Repayment of principal	$68	$30	$10	$130	$564	$3,460	$4,262
Capital leases	25	21	9	4	5	—	64
Interest	260	255	251	248	231	2,763	4,008
Asset retirement obligations(2)	94	94	82	89	58	1,017	1,434
Operating leases	12	7	4	3	—	—	26
Restricted share units	29	37	57	—	—	—	123
Pension benefits	57	29	24	24	24	116	274
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities(3)	442	225	132	77	—	—	876
Purchase obligations for supplies and consumables(4)	483	269	175	93	82	62	1,164
Capital commitments(5)	426	77	26	10	12	1	552
Social development costs	55	7	7	3	3	95	170
Total	$1,954	$1,054	$780	$684	$981	$7,525	$12,978

(1)          Long-term Debt and Interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2008. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)          Asset Retirement Obligations – Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3)          Derivative Liabilities – Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 20 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)          Purchase Obligations for Supplies and Consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

(5)          Capital Commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2008 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 29 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes in 2008

This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted in our 2008 Financial Statements.

FAS 157, Fair Value Measurements (FAS 157)

In 2008, we implemented FAS 157 for financial assets and financial liabilities that are measured at fair value on a recurring basis. The primary assets and liabilities that are recognized and disclosed at fair value in accordance with the provisions of FAS 157 are: available-for-sale securities; receivables from provisional copper and gold sales; derivate assets and derivative liabilities; held-to-maturity investments; equity method investments and long-term debt. The adoption of FAS 157 has resulted in expanded disclosures about our fair value measurements for financial assets and financial liabilities recognized in our financial statements. However, the adoption of FAS 157 did not have an impact on the measurement of fair value as our valuation methodology for these assets and liabilities is consistent with the fair value framework established by FAS 157. Refer to note 21 of the Consolidated Financial Statements for details of the adoption of FAS 157 and related disclosures.

We have not applied the provisions of FAS 157 to nonfinancial assets and nonfinancial liabilities as permitted by the delay specified in FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, beginning in 2009 we will apply the requirements of FAS 157 to nonfinancial assets and nonfinancial liabilities that we periodically measure at fair value under US GAAP, which will principally affect: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and nonfinancial assets and nonfinancial liabilities recognized as a result of a business combination. The application of the provisions of FAS 157 is not expected to have a significant impact on our methodology for measuring the fair value of these assets and liabilities, but will result in expanded disclosures.

Changes in Financial Statement Presentation – Accretion expense

In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.

Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.

Future Accounting Policy Changes

This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements.

FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)

In first quarter 2009, we will begin applying the provisions of FAS 161 to our financial statement note disclosures. FAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position; financial performance and cash flows. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

FAS 141(R), Business Combinations (FAS 141(R))

In first quarter 2009, we will begin applying the provisions of FAS 141(R), which replaced FAS 141, for business combinations consummated after the effective date of December 15, 2008. Early adoption of FAS 141(R) was not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In first quarter 2009, we will begin applying the provisions of FAS 160. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed, for transactions consummated after the effective date of December 15, 2008. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption was not permitted. The effect of FAS 160 on our balance sheet in first quarter 2009 will be a reclassification of non-controlling interests in the amount of $182 million as at December 31, 2008 to the shareholders’ equity section of the consolidated balance sheet.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption used in preparing reserve estimates is calculated based on the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $725 per ounce in 2008 (2007: $575 per ounce; 2006: $475 per ounce). The copper price assumption was $2.00 per pound in 2008 (2007: $2.00 per pound).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

(i)             Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

(ii)          Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization

	2008		2007
For the years ended December 31 ($ millions, except reserves in millions of contained oz/pounds)	Reserves increase (decrease)(1)	Amortization increase (decrease)	Reserves increase (decrease)(1)	Amortization increase (decrease)
Gold
North America	3.1	$(9)	5.0	$3
South America	3.6	(39)	0.1	23
Australia Pacific	1.5	(10)	3.5	(2)
Africa	0.5	(5)	0.5	(2)
Total Gold	8.7	$(63)	9.1	$22
Copper
Australia Pacific	(51)	10	89	(6)
South America	750	(4)	255	10
Total Copper	699	$6	344	$4

(1)          Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

Impairment Assessments of Operating Mines, Development Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each operating mine site/development project/petroleum and natural gas property, all related assets are included in a single group for impairment testing purposes. If there are indications that impairment may have occurred at a particular mine site/development project/petroleum and natural gas property, we compare the sum of the undiscounted cash flows expected to be generated from that mine site/development project/petroleum and natural gas property to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment loss is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair values. We used a long term gold price of $850 per ounce (2007: $800 per ounce) and a long term copper price of $1.50 per pound in 2009 and $2.00 per pound (2007: $2.00 per pound) thereafter, in preparing our cash flow estimates.

Long-lived assets subject to potential impairment at mine sites/development projects/petroleum and natural gas properties include buildings, plant and equipment, and capitalized reserve acquisition and development costs, and amounts allocated to value beyond proven and probable reserves (“VBPP”). For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

In 2008, due to volatile economic conditions we tested the long-lived assets at all of our mines/projects/properties for impairment, and as a result we identified our Marigold gold mine in North America, our Henty and Kanowna gold mines, and Osborne copper mine in Australia as being potentially impaired. Consequently, we compared the estimated fair value of the individual long-lived assets to their carrying amount and as a result, recorded impairments of: Marigold $12 million and Osborne $57 million.

Impairment Assessments of Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that an impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of the undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied. We are continuing with our current exploration projects as planned and have not noted any indication of impairment.

Accounting for Goodwill and Goodwill Impairment

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets (including identifiable intangible assets) and liabilities of the reporting unit as at the date of acquisition. The difference represents the amount of goodwill allocated to each reporting unit. We believe that goodwill arises principally because of the following factors: (1) the going concern value implicit in the Company’s ability to sustain/grow its business by increasing reserves and resources through new discoveries whose potential value was not identified at the time of acquisition; (2) the ability to capture unique synergies from a business combination that can be realized from managing a portfolio of mines and mineral properties in the same geographic region; and (3) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

We test for impairment of goodwill on an annual basis in the fourth quarter of our fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit to its carrying amount, including the allocated goodwill. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we record an impairment charge equal to the excess.

Each individual mineral property that is an operating mine is a reporting unit for the purposes of allocating goodwill and testing for goodwill impairment. Goodwill arising on the acquisition of mineral properties is allocated to both existing and acquired reporting units, if the existing reporting unit is expected to benefit from the synergies of the business combination. The amount of goodwill allocated to existing reporting units is based on the estimated fair value of the combination synergies attributable to that reporting unit. Allocating goodwill to reporting units which are individual operating mines, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the present value of expected future net cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Future cash flows are based on our best estimates of projected future revenues, cash costs of production and capital expenditures contained in our long term Life of Mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year. Consequently, the process for determining the fair value of a reporting unit is subjective and requires management to make numerous estimates and assumptions, and therefore projected future results prepared using these estimates and assumptions used in our goodwill impairment tests may differ in material respects from actual future results.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider an optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets, and is therefore consistent with the provisions of EITF 04-3, Mining Assets: Impairment and Business Combinations.

Projected future revenues also reflect our estimated long term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers and forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long term metals prices. In 2008, we have used an estimated long-term future gold price of $850 per ounce (2007: $800 per ounce), and an estimated long-term future copper price of $1.50 per pound for 2009 (2007: $2.50 per pound) and $2.00 per pound thereafter.

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both direct and indirect, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel, which is based on the spot price, forward pricing curve, and long term oil price forecasts prepared by analysts.

The discount rates used in determining the present value of a reporting unit are based upon our real weighted average cost of capital, with appropriate adjustment for the remaining life of the mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads. In 2008, we used the following real discount rates for our gold mines: United States 2.68%–4.03% (2007: 3.97%); Canada 3.29% (2007: 4.54%); Australia 3.66%–4.29% (2007: 4.98%); Argentina 13.74% (2007: 9.18%); Tanzania 8.49%–9.84% (2007: 7.01%); Papua New Guinea 9.84% (2007: 7.86%); and Peru 6.33%–6.96% (2007: 5.4%). For our copper mines, we used the following real discount rates for 2008: Australia 6.95% (2007: 8.64%); and Chile 8.83% (2007: 8.36%). The increase in discount rates compared to the prior year primarily reflects higher equity premiums over the risk-free borrowing rate, and an increase in country risk premiums due to rising credit spreads and increased political risk in certain jurisdictions.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine.

The selected multiple for a particular reporting unit considers its remaining economic life, the expected potential beyond proven and probable reserves and any other factors relevant to the valuation of a property. For reporting units with operating lives of five years or less, we selected multiples on the lower end of the observed multiples range. Reporting units with operating lives greater than five years were generally based on the median and/or average observed multiples. In 2008, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.0–2.1 (2007: 1.0–2.0); Australia 1.0–1.6 (2007: 1.5–2.1); South America 1.0–1.4 (2007: 1.2–1.7); and Africa 1.0–1.6 (2007: 1.3–2.0).

Due to the fact that goodwill is tested for impairment at a mine site level and operating mines have a finite reserve life, goodwill impairment charges are inevitable. By the end of the life the likelihood of impairment charges increases as mines near the end of their reserve lives. In 2008, we recorded total goodwill impairment charges of $678 million, including: $272 million at our Kanowna gold mine in Australia primarily due to the overall decline in the trading multiples on gold mining companies and higher discount factors; $216 million at our North Mara gold mine in Africa due to the overall decline in trading multiples of gold mining companies and higher discount factors; $88 million at our Barrick Energy business unit due to the significant decline in oil price since its acquisition date; $64 million at our Osborne copper mine in Australia due to a decline in our copper price assumptions, which resulted in a reduction in estimated production levels and remaining mine life; and $30 million at our Henty gold mine in Australia primarily a result of its short remaining mine life.

Individual mines have a finite reserve life. Consequently mines with a short remaining reserve life are generally at greater risk of incurring a goodwill impairment charge. Based on our most recent life of mine plans, Pierina, Tulawaka, Osborne, Henty, Golden Sunlight and Storm have remaining reserve lives of four years or less. The aggregate goodwill carrying amount for these mines at December 31, 2008 was $70 million. The most significant factors impacting the outcome of goodwill impairment tests are market gold and copper prices; and discount rates and market multiple assumptions used in the estimation of the value of reporting units. An adverse change in any one or a combination of these factors could lead to the recognition of further impairment charges in the future periods. The mines most likely to be affected by an adverse change in these factors include the Zaldívar copper mine due to the significant recent decline in copper prices and risk of a further decline in copper prices that could cause us to lower our long-term copper price estimate; and the Porgera gold mine due to an increase in the discount rate largely due to sovereign credit spreads widening for Papua New Guinea and the recent decline in observed market multiples whereby a continuation of these two trends could potentially impact the outcome of the goodwill impairment test in future periods.

Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) completion of a reasonable period of testing of mine plant and equipment; (3) ability to produce minerals in saleable form (within specifications); and (4) ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of ounces mined versus total ounces in reserves; (2) the amount of ore tons mined vs. total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Consolidated Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

AROs

($ millions)
As at December 31	2008	2007
Operating mines	$832	$769
Closed mines	201	197
Development projects	17	—
Other	16	—
Total	$1,066	$966

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising market gold prices. A continuation of a trend of higher gold prices could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release. Conversely, a decline in market gold prices could lead to an increase in valuation allowances and a corresponding increase in income tax expense.

In 2008, we released $175 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

In 2007, we released $156 million of end of year valuation allowances in Tanzania due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released other valuation allowances during 2007 totaling $88 million, partly because sources of income became available that enabled tax losses to be realized.

In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Also in 2006, we released $9 million of valuation allowances in a Chilean entity due to the availability of income, and we released valuation allowances of $19 million in Canada, reflecting utilization of capital losses.

Valuation Allowances

($ millions)
As at December 31	2008	2007
United States	$123	$190
Chile	23	105
Argentina	61	26
Canada	50	55
Tanzania	30	30
Other	31	13
Total	$318	$419

United States: most of the valuation allowances relate to AMT credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the AMT credits.

Chile, Argentina and Tanzania: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: substantially all of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A and Barrick’s Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this report is being prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

The management of Barrick, with the participation of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2008 will be included in Barrick’s 2008 Annual Report and its 2008 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

International Financial Reporting Standards (IFRS)

Barrick is a ‘domestic issuer’ under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. We file our financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. Effective January 1, 2011, all publicly accountable Canadian enterprises must apply IFRS. In December 2007, the SEC confirmed that foreign private issuers will be entitled to file financial statements in accordance with IFRS without reconciliation to US GAAP. As a result of these regulatory developments, we completed an initial assessment of the merits of a potential conversion to IFRS and, in third quarter 2008, we made a decision to convert to IFRS and begin filing financial statements prepared under IFRS in our 2011 fiscal year consistent with other Canadian issuers, primarily to improve the comparability of our financial results with those of other gold mining companies.

The conversion to IFRS from US GAAP is a significant undertaking, and as a result, we established a dedicated IFRS conversion team in early 2009 to lead this process. The conversion to IFRS may have a material effect on our:

•                  reported financial position and results of operations;

•                  systems of internal controls and procedures over financial reporting, including related business processes;

•                  information technology and data systems;

•                  disclosure controls and procedures;

•                  current financial reporting training curriculum; and

•                  downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The IFRS conversion team is responsible for preparing our detailed IFRS conversion plan. We expect to complete the detailed IFRS conversion plan by the end of first quarter 2009.

We are in the process of completing our detailed technical analysis of US GAAP-IFRS accounting differences, which we expect to complete by the end of the third quarter 2009. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, our IFRS conversion team will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

Non-GAAP Financial Measures

Adjusted Net Income (Adjusted Net Income per Share)

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•                  impairment charges related to goodwill, property, plant and equipment, and investments;

•                  gains/losses on the disposition of long-lived assets;

•                  foreign currency translation gains/losses; and

•                  unrealized gains/losses on non-hedge derivative instruments.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company.

While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

Reconciliation of Net Income to Adjusted Net Income

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per share amounts in dollars)	2008	2007	2006	2008	2007
Net income	$785	$1,119	$1,506	$(468)	$537
Impairment charges related to goodwill, property, plant and equipment, and investments	899	59	17	773	54
(Gains)/losses on the disposition of long-lived assets	(178)	(59)	(301)	(123)	6
Foreign currency translation (gains)/losses	135	(73)	(7)	84	(11)
Unrealized (gains)/losses on non-hedge derivative instruments	20	(10)	15	11	11
Adjusted net income	$1,661	$1,036	$1,230	$277	$597
Adjusted net income per share(1)	$1.90	$1.19	$1.46	$0.32	$0.69

(1) Calculated using net income and weighted average number of shares outstanding under the basic method of earnings per share.

Total Cash Costs

Total cash costs per ounce/pound are non-GAAP financial measures. Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. Total cash costs also includes the gross margin generated by our Barrick Energy business unit, which was acquired to provide a long-term economic hedge of our exposure to oil prices, as a credit against gold cash costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces and copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented.

In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales/cash costs measures presented by these companies. Consequently, we believe that removing these unrealized gains/losses provides investors and analysts with a measure of our cash costs of production that is more comparable to the cash costs measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding amortization and accretion, inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from total cash costs per ounce/pound statistics.

We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash cost statistics only reflect our equity share of the production.

In 2008, we have provided an alternative measure of total gold cash costs per ounce which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present total cash costs net of the contribution from non-gold sales. We believe that including a measure of total gold cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to assess the overall performance of our gold mining business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2008	2007	2006	2008	2007	2006
Cost of sales	$3,426	$2,805	$2,319	$436	$339	$391
Cost of sales attributable to discontinued operations	—	(9)	51	—	—	—
Cost of sales attributable to non-controlling interests(1)	(14)	(15)	(12)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	(15)	(5)	—	—	—	—
Inventory purchase accounting adjustments	(16)	—	(11)	—	(9)	(97)
Impact of Barrick Energy	(14)	—	—	—	—	—
Total cash costs	3,367	2,776	2,347	436	330	294
Ounces/pounds sold – consolidated basis (000s)	7,658	8,108	8,566	367	401	376
Ounces/pounds sold – non-controlling interest (000s)	(63)	(53)	(176)	—	—	—
Ounces/pounds sold – equity basis (000s)	7,595	8,055	8,390	367	401	376
Total cash costs per ounce/per pound	$443	$345	$280	$1.19	$0.82	$0.78

(1) Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

Total Gold Cash Costs per Ounce – Full Credit for Non-Gold Sales

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per ounce/pound data in dollars)	2008	2007	2006	2008	2007
Ounces gold sold – equity basis (000s)	7,595	8,055	8,390	2,190	2,042
Total cash costs per – ounce equity basis	$443	$345	$280	$471	$369
Revenues from copper sales	$1,228	$1,305	$1,137	$321	$273
Unrealized non-hedge gains/(losses) from copper contracts	14	(16)	13	(3)	16
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	1,242	1,289	1,150	318	289
Copper cost of sales per consolidated statement of income	436	339	391	122	76
Inventory purchase accounting adjustments included in cost of sales	—	(9)	(97)	—	—
Cost of sales – copper	$436	$348	$488	$122	$76
Gross margin – copper	806	941	662	196	213
Copper gross margin per ounce	106	117	79	89	104
Total gold cash costs per ounce – full credit basis for non-gold sales	$337	$228	$201	$382	$265

EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net income:

•      income tax expense;

•      interest expense;

•      interest income; and

•      depreciation and amortization.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.

The following table provides a reconciliation of EBITDA to net income.

Reconciliation of Net Income to EBITDA

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per share amounts in dollars)	2008	2007	2006	2008	2007
Net income	$785	$1,119	$1,506	$(468)	$537
Income tax expense	590	341	348	164	15
Interest expense	21	113	126	—	22
Interest income	(39)	(141)	(110)	(5)	(34)
Depreciation and amortization	990	1,004	735	264	253
EBITDA	$2,347	$2,436	$2,605	$(45)	$793

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•      unrealized gains and losses on non-hedge derivative contracts, and

•      unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. For those reasons, Management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per Ounce/per Pound

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2008	2007	2006	2008	2007	2006
Sales	$6,656	$5,027	$4,493	$1,228	$1,305	$1,137
Sales attributable to non-controlling interests	(56)	(38)	52	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	2	(2)	7	(23)	(26)	13
Unrealized mark-to-market provisional price adjustments	(1)	(2)	1	38	10	—
Sales – as adjusted	6,601	4,985	4,553	1,243	1,289	1,150
Ounces/pounds sold (000s)	7,595	8,055	8,390	367	401	376
Realized gold/copper price per ounce/pound	$870	$619	$543	$3.39	$3.22	$3.06

Cash Margin per Ounce

Management uses a non-GAAP financial measure cash margin per ounce that represents realized price per ounce less total cash costs per ounce. This measure is used by management to analyze trends in our profitability on a unit basis and to assess the cash generating capabilities of our operating mines in each reporting period for gold and copper sales.

Management believes that this measure reflects the net contribution from our gold sales and is an important indicator of expected performance in future periods. Our cash margin per ounce is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin per ounce differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold/copper price per ounce and total cash costs per ounce.

Reconciliation of Cash Margin per Ounce

(per ounce data in dollars)
For the years ended December 31	2008	2007	2006
Realized gold price per ounce	$870	$619	$543
Total cash costs per ounce	443	345	280
Cash margin per ounce	$427	$274	$263

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an orebody, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 141 to 148 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 141 to 148 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.